MOBIUS



Driving Value

Mobius Management Systems, Inc. provides a comprehensive, integrated software solution for total content management (TCM). Our ViewDirect® TCM suite meets a broad and diverse range of strategic enterprise requirements for supporting regulatory compliance, automating business processes and simplifying complex computing environments.

Mobius has earned industry-wide recognition for high-performance solutions that capture, index, classify, retain, make available and ultimately dispose of records, e-mail and other diverse content that can amount to billions of items a year. ViewDirect TCM provides complete security and access control, guarantees long-term availability, and supports content-centric applications that enable mission-critical business operations.

For twenty-four years, Mobius has defined and led the market for software solutions that integrate and manage disparate records and documents. Our heritage and our understanding of the technological implications of legal and regulatory requirements make ViewDirect TCM the premier solution for today's enterprise.

MOBIUS®



Driving Value


Professional services and other
Maintenance
License
74.2
67.9
82.7
88.1
77.7
39.3
33.2
1.7
28.0
34.8
5.1
38.4
38.4
5.9
42.9
40.2
5.0
30.9
41.4
5.4
2001
2002
2003
2004
2005
Revenue
(millions of dollars)


(2.0)
(5.2)
4.1
4.8
(2.7)
2001
2002
2003
2004
2005
Net income (loss)
(millions of dollars)

(in thousands, except per share data)	2001	2002	2003	2004	2005
Revenue					
Software license	$39,321	$28,026	$38,353	$42,858	**$30,883**
Maintenance	33,174	34,776	38,448	40,151	**41,416**
Professional services and other	1,717	5,111	5,855	5,079	**5,374**
Total revenue	$74,212	$67,913	$82,656	$88,088	**$77,673**
Year-over-year growth	23.3%	(8.5%)	21.7%	6.6%	**(11.8%)**
Net income (loss)	$(1,990)	$(5,221)	$ 4,076	$ 4,802	**$(2,695)**
Diluted earnings (loss) per share	$(.11)	$(.30)	$.23	$.24	**$(.15)**

Fiscal 2005 was a year in which we focused our efforts on positioning Mobius for future growth.

Following a disappointing first half of the year, we carefully analyzed our customers' requirements, the products we deliver and our organization. As a result, we took steps to strengthen our management team, improve our internal processes, and enhance the products and architecture that ***drive value*** for our customers. I would like to take this opportunity to discuss some of these initiatives with you.

The Emergence of Records Management

Records management has moved from the back room into the boardroom. Our highly scalable ViewDirect TCM repository has long provided the leading solution for managing corporate records and ensuring their long-term availability and integrity. Recent enhancements extend this capability, making ViewDirect TCM the preeminent, integrated solution for managing all records in any format. Certified to the Department of Defense 5015.2 standard, ViewDirect TCM automates the capture, indexing, classification, retention and disposition of records that can number in the billions of items a year. It integrates records from any source, including desktop-generated documents and high-volume, application-generated records. ViewDirect TCM reduces the costs and risks of non-compliance, facilitates litigation support, and lowers the total cost of ownership compared to traditional, stand-alone records management solutions.

Eliminating Repository Overload

Our Total Content Integrator addresses a high-priority requirement for CIO's by simplifying complex environments in which enterprise records and content, residing in multiple disconnected systems, need to be accessed by a variety of business applications and users. In fiscal 2006, we will publish a standards-based interface for developing business applications that retrieve content from all repositories connected to Total Content Integrator. We will market this capability directly to end-user organizations as well as through a channel network of VAR's, OEM's and systems integrators who develop and deliver content-centric applications. This open integration framework enhances the "plug-and-play" interoperability of the system and will enable any application provider or end user of content to connect with any source of content.

Compliance and Risk Mitigation

Our ViewDirect-ABS product is the most robust *audit and balancing system* on the market. It enables organizations to acquire critical information from multiple sources, apply pre-defined business rules, take specific actions based on those rules, and report the results while creating an audit trail—all in an automated and seamless fashion. A new facility in ViewDirect-ABS applies this functionality to the error-prone spreadsheets that are widely used for financial reporting in organizations of all sizes. ViewDirect-ABS for Spreadsheet Compliance, a complete control system for spreadsheets, facilitates the management and enforcement of the internal controls required by Section 404 of the Sarbanes-Oxley Act. This solution mitigates the risk of errors and significantly reduces the costs of error prevention by automating the audit, balancing and reconciliation processes of spreadsheets used in the financial reporting process.

"Mobius is well positioned to help organizations ensure the value, integrity and long-term availability of their most important information assets."

"Insurance" for Our Customers

The stakes are high for executives who manage regulatory and legal requirements while also under pressure to improve operational efficiencies and reduce costs. The robust, proven architecture of ViewDirect TCM provides a solid foundation for solutions that address both objectives. Featuring complete platform- and data-independence, a processing model that enables maximum throughput, and an open, standards-based infrastructure, ViewDirect TCM delivers unmatched scalability, flexibility and interoperability. Mobius has an enviable track record in managing diverse content in complex environments and a clear understanding of the technology implications of legal and regulatory compliance. With these credentials, we are well positioned to help organizations ensure the value, integrity and long-term availability of their most important information assets.

Strong financial performance requires a strong talent base. In fiscal 2005, we took several important steps to strengthen our leadership team and enhance our corporate productivity. We made a strategic decision to separate the senior management positions in sales and marketing to drive more focused efforts in each area. Mauricio Barberi, senior vice president of marketing, joined Mobius in February 2005, bringing a broad range of experience that spans strategy development, product management and marketing communications in technology products and services environments. David Barton, senior vice president of worldwide sales, joined in June 2005 with a strong track record in driving revenue and motivating large sales organizations. Together, these two executives are making considerable progress in raising the performance bar, honing our sales and marketing strategies, and helping Mobius execute well against those strategies.

We aligned our staff into focused teams and implemented new business processes in our development, customer support, and quality assurance groups. These changes are designed to speed the time to market for new products and improve our responsiveness to customer inquiries and feedback.

We see fiscal 2006 as an opportunity to apply our clear vision and our technological leadership to well-defined, growing markets. Our growth potential is driven by the increasing business value we deliver to our customers: We help organizations around the world leverage enterprise content to reduce the risks and costs of regulatory and legal compliance, rethink and enable mission-critical business processes, and enhance customer service through more responsive operations.

I thank all Mobius stakeholders for their continued support and confidence in our future.

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President





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Applying a clear vision and technological leadership

to drive value for our customers...



Q&A

In this interview, CEO Mitchell Gross shares his insight and understanding of the business and technology challenges faced by large organizations, particularly in developing successful strategies that leverage enterprise records and content to serve the needs of the business and to reduce the risks and burdens of regulatory and legal compliance.

Why has managing records and content become so important to companies?

Organizations are drowning in content. They don't know what they have and they can't find what they need when they need it. They are spending a lot of money to manage—or mis-manage—content with a hodgepodge of disconnected systems. They are at risk of legal and regulatory non-compliance. They are undermining critical business functions such as customer service and impeding overall operational productivity. The enterprise content that should be a critical corporate asset is delivering little or no value.

Content is e-mail. It's records of all transactions. It's images, photographs, audio and video files, and Web pages. It's spreadsheets and word-processing documents generated by individuals at their desktops. It's statements, bills, checks, invoices and reports generated by critical business applications. Research shows that this content is growing by as much as 200% a year and the risks of not managing it effectively are growing even faster.

Mobius has a long history of helping manage extremely large volumes of diverse content for our customers. ViewDirect TCM is a *total content management* solution that efficiently and cost-effectively captures, manages, stores, preserves, delivers and disposes of content. It makes content available to support business operations and it mitigates the risks and costs associated with legal and regulatory compliance.

> "Content is growing by as much as 200% a year and the risks of not managing it effectively are growing even faster."

What are the opportunities to gain advantage from superior content management?

Taming the content beast delivers impressive results. Here's just one example. One of our customers, a large, bank-based financial services company, implemented an integrated *total content management* system with the objective of reducing costs while maintaining or improving customer-service levels. They succeeded in saving $12 million a year and driving customer service to superior levels. By putting all customer records and documents at the fingertips of customer service representatives, they reduced inquiry turnaround from up to 10 minutes to mere seconds and saved $1 million a year in microfiche management costs. By delivering customer statements over the Internet, they are putting the information in the customer's hands 3-4 days earlier—and saving hundreds of thousands of dollars a year in printing and mailing.

And by processing check images instead of paper checks, they are saving $10 million a year in transportation costs. Bottom line: the company has dramatically reduced costs, streamlined business processes and improved the quality and responsiveness of customer service.

Results like these are common to many Mobius customers. ViewDirect TCM, which is used by 60 of the Fortune 100, has improved productivity and customer service and saved millions of dollars for insurance carriers, manufacturers, utility companies, government organizations, healthcare providers and countless others.



Eliminating Repository Overload

enabling any application or user to connect with any other source of content

What problems are incurred by the ever-increasing amount of content in most companies today?

The rising tide of enterprise content is scattered across the globe in disparate repositories, on different platforms and in many different formats. In a recent survey, 43% of companies had more than five repositories and 25% had more than 15. This "repository overload" is a result of mergers and acquisitions, the deployment of departmental solutions, and the development of homegrown applications. But whatever caused it, the outcome is an inability to get a complete picture—of a customer, a task or a transaction. Your employee needs to see not just the customer's letter about the error on her statement but the statement itself. Not just the e-mail confirming the sale but the invoice that records it. Not just the insurance adjuster's report but the customer's claims history.

These items are usually stored in different systems with different user interfaces. A customer service representative, for example, suffers the pain of "swivel-chair technology," logging on to several different systems to find all the information needed to satisfy a single customer inquiry.

So should companies consolidate all records and content into a single repository?

Robust, scalable repositories like Mobius's ViewDirect TCM can manage thousands of terabytes of diverse content. But there may be business advantages to keeping content dispersed, not to mention the risks and costs of migrating *all* content into a single, physical repository. The key is an integration capability that makes multiple silos of information look—and perform—like a single, virtual repository.

Our Total Content Integrator product consolidates content across multiple, disconnected repositories within and outside the organization. It also delivers content to business applications across and beyond the organization. The resulting benefits are striking: reduced IT integration and maintenance costs, enhanced customer service, and accelerated decision making, time to market and revenue growth.

> "The key is an integration capability that makes multiple silos of information look—and perform—like a single, virtual repository."

Why have record protection, retention and destruction become so critical for organizations?

Because the stakes are high, the challenge is daunting and addressing these issues is no longer optional. No one wants to be the latest scandal to hit the evening news. As a CEO, I know firsthand that the risks of non-compliance are a powerful impetus to make sure my company has a bullet-proof, auditable process—and the enabling technologies—for managing records and for ensuring the integrity, reliability and longevity of the information we report. Many companies are struggling to figure out which records to keep, for how long, where to keep them, and who should have access. The current legal and regulatory environment has confounded even the most sophisticated organizations.

What are the key considerations for navigating the compliance waters?

There are basic principles that executives should keep in mind. One is that decisions on what to keep and for how long must be taken out of users' hands and applied automatically, based on corporate policies. Another is that legal discovery may affect *any* content. That means you must apply retention and disposition rules to all content—not just the subset declared as records. It also means you must be able to impose a "hold"—or a suspension of the normal disposition schedule—to *any* item of content when required for legal or other purposes.

The bottom line is that records management isn't an isolated discipline. It must be viewed as an enterprise-wide initiative. That means consolidating records with other enterprise content and managing them with a system that guarantees their integrity and longevity.

But, as I said earlier, it doesn't necessarily mean moving everything to a single repository. Mobius offers ViewDirect Records Management, a fully integrated solution that will manage records and content—including e-mail—wherever it is stored in the enterprise. This integrated solution will reduce the total cost of ownership compared to traditional, stand-alone solutions while providing "insurance" for the company's key content assets.


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The Emergence of Records Management

facilitating fast, effective, enterprise records management

You mentioned e-mail. How is the e-mail explosion affecting organizations?

Most estimates put e-mail volume at around 60 billion messages a day in 2006. E-mail growth is a multifaceted issue, affecting IT, legal and business operations. To improve the efficiency of the system, e-mail must be offloaded from overloaded servers to secondary storage, while still remaining accessible. But that's only one reason to archive e-mail. We've all seen the headlines about Wall Street firms that were fined millions of dollars for failure to preserve e-mail in accordance with regulations. Then there's the "needle in a haystack" problem posed by litigation: beleaguered IT departments have spent weeks—even months—combing through thousands of files to find the messages needed for legal discovery.

Most important are the needs of the business. With analysts estimating that 60% of business-critical information resides in e-mail messages, organizations can't afford to let that information remain trapped in mailboxes.

ViewDirect E-Mail Management integrates e-mail with other corporate records and content and makes it searchable and accessible by authorized business users as well as compliance and legal officers, auditors and management. ViewDirect E-Mail Management enables retrieving with a single query all the records related to a particular customer or transaction—purchase order, invoice, correspondence, e-mail—and viewing them together.

> *"It is the content repository's robustness, flexibility and reliability that make integrated content management possible."*

Are these regulatory and legal trends driving technological change?

Absolutely. The most important shift is the growing need for *total content management* solutions that manage traditional corporate records, e-mail and other types of content. That requirement puts more emphasis on the repository. It is the repository's robustness, flexibility and reliability that make integrated records and content management possible.

The repository has always been at the center of the content management universe. Now, its dominance is more critical than ever—and this is where Mobius excels, far surpassing the capabilities of any other vendor.

Mobius has earned industry-wide recognition for high-performance solutions that capture, index, classify, retain, make available and ultimately destroy records, e-mail and other diverse content that can amount to billions of items a year. Our software provides complete security and access control, guarantees long-term integrity and availability, and seamlessly and cost-effectively supports content-centric applications that enable mission-critical operations.


Compliance and Risk Management
reducing the risks and costs of errors

In addition to managing the content lifecycle, are there other ways in which TCM technology helps companies meet compliance requirements?

Sarbanes-Oxley compliance and increasing scrutiny of corporate governance have made the CFO's job exponentially more difficult. With most financial reporting still produced manually using spreadsheet software, there remains a significant risk of errors that can have devastating consequences for organizations. Nevertheless, virtually every company—many relying on hundreds and often thousands of spreadsheets—recognizes that spreadsheets will continue to be the foundation of financial reporting. And virtually every company drives up costs by having an army of people check and re-check spreadsheets.

ViewDirect-ABS for Spreadsheet Compliance is a new Mobius solution that automates the audit, balancing and reconciliation processes that produce financial reports using spreadsheets. It dramatically reduces the costs of eliminating errors and restores confidence in financial reporting by ensuring that spreadsheets are properly controlled, accessed and manipulated.

"Records management isn't an isolated discipline. It must be viewed as an enterprise-wide initiative."

Any final thoughts for organizations wrestling with how to manage content and records?

First, focus on solving the *total* content problem, not just the most visible 20%. The market is saturated with stand-alone, departmental solutions focused on document management and collaboration. These solutions address only a small fraction of the true enterprise content and records management challenge. True enterprise solutions can handle high-volume, application-generated content as capably as they handle low-volume, in-process documents. Second, focus on proven solutions that don't demand big investments in both upfront integration and ongoing systems management.

Finally, don't forget to look under the hood. Companies that do their homework in evaluating solutions will discover a very important truth: architecture matters. Functionality is important but how well integrated are the suite's functional components? Does the solution scale to the volumes of data generated by today's enterprises? Does it support multiple hardware platforms and storage devices? Can it give users a logical, single-system view of content that is distributed across multiple repositories and hardware platforms? Are all content types and formats supported? Are you able to store content in a device-independent format that guarantees portability but still maintains the legal integrity of the original document?


A Winning Architecture

Mobius solutions are based on a robust, proven architecture that meets every one of these criteria. ViewDirect TCM empowers organizations to capably manage the explosive growth of all types of content and records and guarantee their long-term integrity and availability. ViewDirect TCM will deliver the greatest value to the business, the highest return on investment and the most complete support for operational and compliance requirements.

Board of Directors and Executive Management

Board of Directors

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President
Mobius Management Systems, Inc.

Joseph J. Albracht
Co-founder
Mobius Management Systems, Inc.

Gary G. Greenfield
President and Chief Executive Officer
GXS

Patrick W. Gross
Chairman
The Lovell Group

Louis Hernandez, Jr.
Chairman of the Board
Chief Executive Officer
Open Solutions Inc.

Kenneth P. Kopelman
Partner
Kramer Levin Naftalis &
Frankel LLP

Robert H. Levitan
Co-founder and CEO
Pando Networks, Inc.

Executive Management

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President

Mauricio Barberi
Senior Vice President, Marketing

David Barton
Senior Vice President, Worldwide Sales

Raymond F. Kunzmann
Senior Vice President, Finance
and Chief Financial Officer

Skip Dugas
Vice President, Professional Services

Gail Langeloh
Vice President, Customer Support

Robert H. Lawrence
Chief Technology Officer

Dennis Levesque
Vice President, Product Development

William Wahlbrink
Vice President, Information Technology

Table of Contents

Selected Financial Data - A Five-Year Summary

	Years Ended June 30,				
	2001	2002	2003	2004	**2005**
Consolidated Statement of Operations Data					
(in thousands, except per share data):					
Revenues:					
Software license	$39,321	$28,026	$38,353	$42,858	**$30,883**
Maintenance	33,174	34,776	38,448	40,151	**41,416**
Professional service and other	1,717	5,111	5,855	5,079	**5,374**
Total revenues	74,212	67,913	82,656	88,088	**77,673**
Cost of revenues:					
Software license	1,219	1,128	1,146	1,115	**1,773**
Maintenance	5,331	5,919	6,631	7,048	**8,094**
Professional service and other	817	5,035	5,934	5,506	**4,782**
Total cost of revenues	7,367	12,082	13,711	13,669	**14,649**
Gross profit	66,845	55,831	68,945	74,419	**63,024**
Operating expenses (1):					
Sales and marketing	44,886	38,151	34,776	35,090	**36,402**
Research and development	16,267	15,741	18,025	20,797	**22,722**
General and administrative	10,460	10,380	10,838	11,397	**12,000**
Acquired in-process research and development	—	—	910	956	**—**
Facilities restructuring	—	1,394	194	—	**—**
Total operating expenses	71,613	65,666	64,743	68,240	**71,124**
Income (loss) from operations	(4,768)	(9,835)	4,202	6,179	**(8,100)**
Interest income, net	2,680	1,659	1,514	1,840	**2,264**
Other income (expense)	211	143	220	(90)	**104**
Investment impairments	(718)	—	—	—	**—**
Income (loss) before income taxes	(2,595)	(8,033)	5,936	7,929	**(5,732)**
Provision for (benefit from) income taxes	(605)	(2,812)	1,860	3,127	**(3,037)**
Net income (loss)	$(1,990)	$(5,221)	$4,076	$4,802	**$(2,695)**
Basic earnings (loss) per share (2)	$(0.11)	$(0.30)	$0.23	$0.27	**$(0.15)**
Basic weighted average shares outstanding (2)	18,225	17,459	17,363	17,964	**18,409**
Diluted earnings (loss) per share (2)	$(0.11)	$(0.30)	$0.23	$0.24	**$(0.15)**
Diluted weighted average shares outstanding (2)	18,225	17,459	18,089	19,937	**18,409**
Consolidated Balance Sheet Data					
(in thousands):					
Total assets	$75,515	$71,392	$81,818	$95,576	**$91,094**
Total long-term obligations	1,398	1,406	5,560	4,943	**4,591**
Stockholders' equity	38,470	31,120	36,357	45,139	**43,567**

(1) Included within sales and marketing, research and development and general and administrative expense is stock compensation expense associated with the granting of stock options to employees immediately prior to the Company's IPO for the years ended June 30, 2001, 2002 and 2003 aggregating $277, $125 and $43, respectively. There was no such expense during fiscal 2004 and 2005 since the entire expense was recognized prior to July 1, 2003.

(2) For a description of the basic and diluted earnings per share ("EPS") calculations and the basic and diluted weighted average shares outstanding, see Notes 2 and 3 of Notes to Consolidated Financial Statements.

In this section, readers are given a more detailed assessment of our operating results and changes in financial position over the periods discussed. This section should be read in conjunction with our Consolidated Financial Statements and related Notes. Please note that references in this section to "this year" and "last year" refer to our fiscal years ended June 30, 2005 and June 30, 2004, respectively.

Executive Overview

We are a leading provider of integrated solutions for total content management (TCM). For over two decades, we have delivered innovative software that captures, stores, manages and delivers business- and operations-critical documents, reports, images and transactions in multiple formats from multiple sources. Our solutions have achieved industry-wide recognition for their breadth of functionality, breadth of supported information formats and the ability to meet high-volume, high-performance requirements in distributed environments that range from the desktop to the mainframe.

Our ViewDirect® TCM is a comprehensive suite of solutions that meet a broad and diverse range of enterprise requirements for managing and delivering content. ViewDirect TCM supports both the "human-created" content — generated by users of desktop applications — and the "application-created" content — generated by production computer systems — that is needed to fuel next-generation Web-based applications. ViewDirect TCM includes facilities for integrated access to disparate content as well as products that support content-intensive applications including Web site, digital asset and document management; business process management; imaging; Internet presentment and payment; records management; enterprise report distribution; check image archive; and an audit and balancing facility that monitors the accuracy and consistency of enterprise data.

Our total revenues increased from $82.7 million in fiscal 2003 to $88.1 million in fiscal 2004 and decreased to $77.7 million in fiscal 2005. Operating income was $4.2 million, or 5.1% of revenues, in fiscal 2003 and $6.2 million, or 7.0% of revenues, in fiscal 2004, as compared with an operating loss of $8.1 million, or (10.4)% of revenues in fiscal 2005. Excluding the charges for acquired in-process research and development of $910,000 in fiscal 2003 and $956,000 in fiscal 2004, operating income was $5.1 million, or 6.2% of revenues, in fiscal 2003 and $7.1 million, or 8.1% of revenues, in fiscal 2004. In fiscal 2005, we recorded a $250,000 pre-tax charge related to the accelerated vesting of certain employee stock options. Excluding this charge, operating loss was $7.9 million, or (10.1)% of revenues. Net income was $4.1 million, or $0.23 per diluted share, in fiscal 2003 and $4.8 million, or $0.24 per diluted share, in fiscal 2004, as compared with a net loss of $2.7 million, or ($0.15) per share in fiscal 2005.

We derive our revenues from product licenses, related annual maintenance and professional services and other. This year, 39.7% of total revenues were generated from software licenses, 53.4% were generated from maintenance and 6.9% were generated from professional services and other sources. Software license revenues increased from $38.4 million in fiscal 2003 to $42.9 million last year, and decreased to $30.9 million this year. Software license revenues this year included an individual contract for $5.7 million in software license fees with a major financial institution. We believe that our results in fiscal 2005 were negatively impacted by several factors, including underperformance due to poor execution in (a) closing contracts for existing products, (b) order pipeline building for new and existing products and (c) new product integration. In addition, performance was impacted by health-related senior management changes in the sales and marketing functions. During fiscal 2005, we began to make changes to our business that we believe will address these matters and improve our performance, including, but not limited to, personnel transfers, separating the management of sales and marketing functions to drive more focus in each area, and reallocating resources in the development organization to speed the integration of our newer products with existing products, while maintaining our high quality standards. Specifically, during the fiscal third quarter of 2005, our Vice President of Product Engineering began to focus on future product architecture, and we created two new positions, Vice President of Product Development and Vice President of Customer Satisfaction and Quality Assurance, both reporting directly to our President and Chief Executive Officer. In the fiscal third quarter of 2005, we announced the appointment of a new Senior Vice President of Marketing, and in the fiscal fourth quarter, we announced the appointment of a new Senior Vice President of Worldwide Sales. Although it will take some time to experience the full impact of these changes, we have seen some positive signs, including sequential revenue growth in the last three quarters of fiscal 2005.

Maintenance revenues increased from $38.4 million in fiscal 2003 to $40.2 million last year to $41.4 million this year. Maintenance revenue consists primarily of fees for customer support services and enhancements we provide for our products. The increases in maintenance revenues during these years were primarily due to an increase in new licensed software covered by maintenance agreements and increased maintenance fees on renewals, which were partially offset by non-renewal of existing maintenance contracts and lower maintenance rates on Solution Packs. Non-renewals are the result of a number of factors, including the consolidation of our customer base, the consolidation of customer data centers, the scaling back of obsolete customer operating systems and the migration of our customers to Solution Packs. Prior to the latter part of fiscal 2003, we charged primarily 15% of contract value for server product annual maintenance and between 5% and 15% of contract value for client product annual maintenance, with a significant portion of the maintenance contracts covering server products. Beginning in the latter part of fiscal 2003, annual maintenance for new 15 year enterprise licenses for server and client products is generally based on 15% of the contract value. Annual maintenance for Solution Packs, which comprised a significant portion of license revenues in fiscal 2004, and to a lesser degree during fiscal 2005, is generally based on 10% of contract value. Solution Packs are combinations of certain server and client products designed to address specific customer requirements, which generally have five-year license terms.

Professional service and other revenue decreased from $5.9 million in fiscal 2003 to $5.1 million last year and increased to $5.4 million this year. Our professional services group offers installation and conversion services and, to a lesser extent, business consulting and training to our customers. A large percentage of our suite of products are generally not difficult to install and do not require significant installation services. As such, while this line of our business provides a valuable service to our customers, revenues from professional services are not a significant percentage of overall revenue. The increase in revenues during fiscal 2005 reflects several large contracts that closed during the second half of this year.

International revenues increased from $12.0 million in fiscal 2003 to $18.4 million last year to $19.2 million this year. The majority of our current international revenues are derived from the direct sales force of our wholly-owned subsidiaries. These subsidiaries also derive revenue in certain geographies through third-party agents. Our subsidiaries conduct business in the currency of the country in which they operate, exposing us to currency fluctuations and currency transaction losses or gains, which are outside of our control.

We believe that the content management markets in which we operate will experience growth in the near term and that our newer products will provide additional opportunities for growth. We believe that our products can help our customers solve their challenges meeting regulatory compliance requirements, reducing the cost and increasing the efficiency of paper-based processes and gaining control of intellectual assets in the form of unstructured content to increase productivity. However, we believe market factors are driving customers to cautiously spend on enterprise software, which can result in unpredictability in the timing of orders. Additionally, the sales cycle is long and involves complexity as customers consider a number of factors before committing to purchase enterprise software. Factors considered by customers include product benefits (including its ability to meet various regulatory compliance requirements), cost, time of implementation, return on investment, the ability to operate with existing and future computer systems, the ability to accommodate increased transaction volume and product reliability. There are no assurances that the growth in the overall content management market or the success of our newer products, such as WorkflowDirect®, ViewDirect E-mail Management, ViewDirect Contenuity, ViewDirect® Total Content Integrator and ViewDirect-ABS, will develop as anticipated or that the changes we made to improve our execution in closing contracts, building order pipeline and new product integration will be successful.

We will be adopting the provisions of the Financial Accounting Standards Board's Statement No. 123(R) in the first quarter of fiscal 2006, which will require us to record stock-based employee compensation expense in the Income Statement rather than as footnote disclosure. On June 14, 2005, our Board of Directors approved a plan to accelerate the vesting of all unvested employee stock options, other than those options awarded to officers. Our Board took this action with the belief that it is in the best interest of stockholders, as it will reduce our reported compensation expense associated with these stock options in future periods. As a result of this acceleration, during the fiscal fourth quarter of 2005, we recorded a pre-tax charge of $250,000 of compensation expense. We are currently evaluating option valuation methodologies, assumptions, method of adoption and other considerations in light of SFAS No. 123(R). We anticipate that the adoption of SFAS No. 123(R) will negatively impact our results of operations for fiscal 2006. The issuance of new employee stock options, if any, would increase the negative impact of SFAS No. 123(R).

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis. Actual results could differ from those estimates.

Management believes that its significant judgments and estimates used in the preparation of our consolidated financial statements are influenced by the following critical accounting policies:

Revenue Recognition

We recognize license and maintenance revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." We generate license revenues from licensing the rights to use our software products to our customers. We also generate maintenance revenues from renewable support and software enhancements and professional service revenues from performing consulting activities performed for license customers. Software license contracts generally have terms of three, five or 15 years.

Revenues from software license agreements are recognized upon delivery of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. We allocate revenue on software arrangements involving multiple elements to each element based on vendor-specific objective evidence of the fair value allocable to each element. Historically, our contracts included a software license and an obligation to provide maintenance. Assuming all other revenue recognition criteria were met, revenue was recognized upon delivery using the residual method in accordance with SOP 98-9, whereby the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was recognized as revenue. Accordingly, when we entered into a contract that included both a software license and an obligation to provide maintenance, the maintenance revenue was unbundled from the initial license fee and recognized ratably over the maintenance period, starting from the inception of the software license agreement. We determined the portion of the contract price attributable to maintenance (which did not necessarily track the allocation between license and maintenance fees set out in the contract) using a percentage derived from our pricing structure. The unbundled portion of such maintenance revenue was classified as deferred revenue, with amounts extending beyond one year reported as non-current deferred revenue. If evidence of the fair value for undelivered elements did not exist, all revenue from the arrangement was deferred until such evidence materialized or until all elements were delivered. Beginning in the third quarter of fiscal 2004, the vast majority of the Company's software license revenue contracts provide for optional maintenance in the first year, billed separately from the software license arrangement. Maintenance revenue is generally recognized ratably over the term of the support, typically 12 months. The unearned portion of maintenance revenue is classified as deferred revenue.

We offer installment contracts to our customers, which provide for periodic payments generally over three to five years. Under such contracts, software license revenue reflects the present value of future payments under non-cancelable license arrangements. The discount is recognized as interest income over the term of the arrangement. We have an established business practice of offering installment contracts to customers and have a history of successfully enforcing original payment terms on these contracts without making concessions. In addition, the payment obligations are unrelated to product implementation or any other post-transaction activity; therefore, revenues from installment contracts are generally recognized in the same manner as those requiring current payment. We entered into an arrangement during our fiscal first quarter of 2005 that provides us with the option of selling installments receivable to General Electric Capital Corporation. This arrangement gives us enhanced flexibility in offering financing alternatives to our customers and in managing our cash flows.

Professional service revenue is generally recognized using the percentage of completion method of accounting. In accordance with this method, revenue from professional service contracts is recognized based on the percentage of costs incurred to date to the total estimated costs of the project. The financial reporting for these contracts depends on estimates, which are regularly assessed and subject to revision as the contract progresses to completion. When the current estimate of total contract costs indicates that a contract will result in a loss, a provision for the full loss is recognized. Professional service revenue associated with new products is generally deferred until completion of the project and acceptance by the customer.

Software Development Costs

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires that certain software development costs be capitalized once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

We determine technological feasibility based on the working model method. The period between establishment of a working model and the general availability of our software has historically been short. Accordingly, software development costs qualifying for capitalization have been insignificant. As a result, we have expensed all software development costs.

Income Taxes

We account for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards if it is more likely than not that the tax benefits will be realized. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Results of Operations

The following table sets forth certain items from our Consolidated Statement of Operations as a percentage of total revenues for the fiscal years indicated:

	Years Ended June 30,		
	2003	2004	**2005**
Revenues:			
Software license	46.4%	48.6%	**39.7%**
Maintenance	46.5	45.6	**53.4**
Professional service and other	7.1	5.8	**6.9**
Total revenues	100.0	100.0	**100.0**
Cost of revenues:			
Software license	1.4	1.3	**2.3**
Maintenance	8.0	8.0	**10.4**
Professional service and other	7.2	6.2	**6.2**
Total cost of revenues	16.6	15.5	**18.9**
Gross profit	83.4	84.5	**81.1**
Operating expenses:			
Sales and marketing	42.1	39.8	**46.9**
Research and development	21.8	23.6	**29.2**
General and administrative	13.1	13.0	**15.4**
Acquired in-process research and development	1.1	1.1	**—**
Facilities restructuring	0.2	0.0	**—**
Total operating expenses	78.3	77.5	**91.5**
Income (loss) from operations	5.1	7.0	**(10.4)**
Interest income, net	1.8	2.1	**2.9**
Other income (expense)	0.2	(0.1)	**0.1**
Income (loss) before income taxes	7.1	9.0	**(7.4)**
Provision for (benefit from) income taxes	2.2	3.5	**(3.9)**
Net income (loss)	4.9%	5.5%	**(3.5)%**

Year Ended June 30, 2003 Compared to Year Ended June 30, 2004 Compared to Year Ended June 30, 2005

Revenues

Total revenues increased 6.6% from $82.7 million in fiscal 2003 to $88.1 million in fiscal 2004 and decreased 11.8% to $77.7 million in fiscal 2005. Domestic revenues decreased 1.5% from $70.7 million in fiscal 2003 to $69.7 million in fiscal 2004 and decreased 16.0% to $58.5 million in fiscal 2005. International revenues increased 54.0% from $12.0 million in fiscal 2003 to $18.4 million in fiscal 2004 and increased 4.0% to $19.2 million in fiscal 2005. Approximately 15% of the $6.4 million increase in international revenues in fiscal 2004 was a result of the change in the exchange rates from fiscal 2003, while the impact of the change in exchange rates this year was minimal. We believe that the increase in international revenues in fiscal 2004 and 2005 reflect the change made in local management and the continued investment internationally. Included in international revenues during fiscal 2005 was an individual contract for $5.7 million in software license fees with a major financial institution. The following provides a discussion of the changes in software license revenues, maintenance revenues and professional service and other revenues for the fiscal years ended June 30, 2003, 2004 and 2005.

Software license revenues increased 11.7% from $38.4 million in fiscal 2003 to $42.9 million in fiscal 2004 and decreased 27.9% to $30.9 million in fiscal 2005. License revenues increased in fiscal 2004 primarily due to increased licensing of our products by existing customers and, to a lesser extent, by new customers, as well as a nominal improvement in the overall economy and the success of our Solution Packs. During the latter part of fiscal 2003, we began to market licenses of ViewDirect TCM products under the term "Solution Packs." Solution Packs are combinations of certain server and client products designed to address specific customer applications and requirements with, generally, license terms of five years. Software license revenues from Solution Packs represented almost 60% and 25% of total license revenues during fiscal 2004 and 2005, respectively. The decrease was partially due to the fact that software license revenues this year included an individual contract for $5.7 million in software license fees with a major financial institution, which was not a Solution Pack. We believe that our results in fiscal 2005 were negatively impacted by several factors, including underperformance due to poor execution in (a) closing contracts for existing products, (b) order pipeline building for new and existing products and (c) new product integration. In addition, performance was impacted by health-related senior management changes in the sales and marketing functions. During fiscal 2005, we began to make changes to our business that we believe will address these matters and improve our performance, including, but not limited to, personnel transfers, separating the management of sales and marketing functions to drive more focus in each area, and reallocating resources in the development organization to speed the integration of our newer products with existing products, while maintaining our high quality standards. Specifically, during the fiscal third quarter of 2005, our Vice President of Product Engineering began to focus on future product architecture, and we created two new positions, Vice President of Product Development and Vice President of Customer Satisfaction and Quality Assurance, both reporting directly to our President and Chief Executive Officer. In the fiscal third quarter of 2005, we announced the appointment of a new Senior Vice President of Marketing, and in the fiscal fourth quarter, we announced the appointment of a new Senior Vice President of Worldwide Sales. Although it will take some time to experience the full impact of these changes, we have seen some positive signs, including sequential revenue growth in the last three quarters of fiscal 2005.

We had approximately $2.0 million of software license contracts signed by customers at June 30, 2005 that did not meet all of the requirements for revenue recognition in the fiscal fourth quarter of 2005. We will record these contracts as revenue in the fiscal first quarter of 2006. We also had approximately $850,000 of contracts signed by customers at June 30, 2004 that did not meet all of the requirements for revenue recognition in the fiscal fourth quarter of 2004. This revenue was recognized in the fiscal first quarter of 2005.

Maintenance revenues increased 4.4% from $38.4 million in fiscal 2003 to $40.2 million in fiscal 2004 and increased 3.2% to $41.4 million in fiscal 2005. The increases in maintenance revenues during these years were primarily due to an increase in new licensed software covered by maintenance agreements and increased maintenance fees on renewals, which were partially offset by non-renewal of existing maintenance contracts and lower maintenance rates on Solution Packs. Non-renewals are the result of a number of factors, including the consolidation of our customer base, the consolidation of customer data centers, the scaling back of obsolete customer operating systems and the migration of our customers to Solution Packs. Prior to the latter part of fiscal 2003, we charged primarily 15% of contract value for server product annual maintenance and between 5% and 15% of contract value for client product annual maintenance, with a significant portion of the maintenance contracts covering server products. Beginning in the latter part of fiscal 2003, annual maintenance for new 15 year enterprise licenses for server and client products is generally based on 15% of the contract value. Annual maintenance for Solution Packs, which comprised a significant portion of license revenues in fiscal 2004, and to a lesser degree during fiscal 2005, is generally based on 10% of contract value. Solution Packs are combinations of certain server and client products designed to address specific customer requirements, which generally have five-year license terms.

Professional service and other revenues decreased 13.3% from $5.9 million in fiscal 2003 to $5.1 million in fiscal 2004 and increased 5.8% to $5.4 million in fiscal 2005. Professional service revenues for fiscal 2004 included approximately $500,000 relating to services associated with new products that we had deferred revenue recognition pending acceptance by the customer. Excluding this amount, professional service revenues decreased almost 22% in fiscal 2004. The decrease in revenues during fiscal 2004 reflects fewer large professional service engagements. Excluding the $500,000 item mentioned above, professional service revenues increased 17.4% during fiscal 2005, reflecting several large contracts that closed during the second half of this fiscal year. Our professional services group offers installation and conversion services, and to a lesser extent, business consulting and training to our customers. A large percentage of the Mobius suite of products are generally not difficult to install and do not require significant installation services. As such, while this line of our business provides a valuable service to our customers, revenues from professional services are not a significant percentage of overall revenue. Other revenues for all years were not significant.

Cost of Revenues

Cost of software license revenues consists primarily of the cost of royalties and sublicense fees. The cost of software license revenues were $1.1 million in fiscal 2003, $1.1 million in fiscal 2004 and increased 59.0% to $1.8 million in fiscal 2005, representing 3.0%, 2.6% and 5.7%, respectively, of software license revenues in those years. The cost of software license revenues is a variable expense related to software license revenues that are subject to third-party royalties and sub-license fees. The slight decrease during fiscal 2004 is due primarily to a decrease in license revenues for products to which we pay royalties. The increase during fiscal 2005 is primarily due to higher royalties related to software license revenues that were subject to third-party royalties, in particular, a significant imaging solution licensed to a customer that included third-party software during the fiscal third quarter of 2005.

Cost of maintenance revenues consists primarily of personnel costs related to our Customer Support group, and to a lesser extent, royalties on third-party products. The cost of maintenance revenues increased 6.3% from $6.6 million in fiscal 2003 to $7.0 million in fiscal 2004 and increased 14.8% to $8.1 million in fiscal 2005, representing 17.2%, 17.6% and 19.5%, respectively, of maintenance revenues in those years. In fiscal 2004, the increase in cost of maintenance revenues is primarily attributable to increased staffing and personnel-related costs. This increase was partially offset by the increased utilization of Customer Support personnel in research and development projects and the classification of the related costs as research and development expense. In fiscal 2005, the increase in cost of maintenance revenues is primarily due to personnel-related costs resulting from increased staffing, as well as increased utilization of Professional Services personnel in Customer Support projects, resulting in a higher allocation of these costs to cost of maintenance revenues.

Cost of professional service and other revenues consists primarily of personnel costs associated with providing professional services. The cost of professional service and other revenues decreased 7.2% from $5.9 million in fiscal 2003 to $5.5 million in fiscal 2004 and decreased 13.1% to $4.8 million in fiscal 2005, representing 101.3%, 108.4% and 89.0% respectively, of professional service and other revenues in those years. The cost of professional service for fiscal 2004 included approximately $500,000 of costs relating to services associated with new products that we had deferred pending acceptance by the customer. In fiscal 2004, excluding this amount, the cost of professional service decreased 15%, primarily due to a decrease in third-party vendor costs. In fiscal 2005, the cost of professional service decreased 5.2%, excluding the $500,000 item mentioned above. The cost of professional service decreased due to lower personnel costs (reflecting decreased headcount), as well as the allocation of some of the personnel costs to cost of maintenance revenues due to the utilization of Professional Services personnel in Customer Support projects. These decreases were partially offset by an increase in third-party subcontractor costs.

Operating Expenses

Sales and marketing expenses consist primarily of the cost of personnel associated with the selling and marketing of our products, including salaries, incentive compensation costs, travel and entertainment costs and bad debt expense. Sales and marketing costs also include the cost of branch sales offices, marketing, promotional materials and advertising. These expenses increased slightly from $34.8 million in fiscal 2003 to $35.1 million in fiscal 2004 and increased 3.7% to $36.4 million for fiscal 2005, representing 42.1%, 39.8% and 46.9%, respectively, of total revenues in those years. In fiscal 2004, sales and marketing expenses increased slightly due to higher personnel costs (reflecting increased headcount), offset by lower depreciation costs, bad debt expense and savings due to modifications in our incentive compensation plan. In fiscal 2005, sales and marketing expenses increased due to higher personnel costs (reflecting increased average headcount and severance expense), travel expenses and payroll taxes and benefits (due to higher mix of revenue and incentive compensation earned by employees in countries with higher social costs). These increases were partially offset by lower incentive compensation costs earned on lower total software license revenues. We intend to continue to invest in our sales and marketing capabilities to drive future revenues.

Research and development expenses consist primarily of personnel costs attributable to the development of new software products and the enhancement of existing products. We employ developers in Rye, NY; Orlando, FL; and Ottawa, Canada, and utilize subcontractors in India and the Ukraine. Research and development expenses increased 15.4% from $18.0 million in fiscal 2003 to $20.8 million in fiscal 2004 and increased 9.3% to $22.7 million for fiscal 2005, representing 21.8%, 23.6% and 29.2%, respectively, of total revenues in those years. The increase in fiscal 2004 is primarily attributable to higher headcount and related costs associated with continued development of products, additional quality control resources and personnel added with the acquisition on October 11, 2002 of the Contenuity Software and certain other assets of Cytura Corp. ("Cytura"). For a further discussion of the acquisition of the Contenuity Software and certain other assets of Cytura, see the section entitled, "Liquidity and Capital Resources" below. The increase in fiscal 2005 is primarily due to higher personnel costs on increased headcount, including personnel added as a result of the acquisition on April 26, 2004 of the technology and certain other assets of eManage Inc. ("eManage") and increased depreciation and amortization primarily related to intangible assets recorded in connection with the eManage asset acquisition. For a further discussion of the acquisition of the technology and certain other assets of eManage, see the section entitled, "Liquidity and Capital Resources" below. We intend to continue to invest in our research and development activities to generate new products to bring to the marketplace and to make enhancements to existing products, to better serve our existing customers.

General and administrative expenses consist of personnel costs related to management, accounting, human resources, information technology services, administration and associated overhead costs, as well as fees for professional services, primarily legal and accounting. General and administrative expenses increased 5.2% from $10.8 million in fiscal 2003 to $11.4 million in fiscal 2004 and increased 5.3% to $12.0 million in fiscal 2005, representing 13.1%, 13.0% and 15.4%, respectively, of total revenues in those years. The increase in fiscal 2004 is primarily attributable to higher personnel costs and professional fees (primarily due to the requirements of the Sarbanes-Oxley Act of 2002), offset by lower depreciation. The increase in 2005 is due to higher personnel costs, primarily as a result of increased headcount and salary increases, and increased subcontractor and accounting fees related to Sarbanes-Oxley compliance work.

Acquired in-process research and development expenses relate to the acquisition of the Contenuity Software and certain other assets of Cytura and the technology and certain other assets of eManage. A portion of the purchase price in each acquisition was allocated to acquired in-process research and technology. Since the technological feasibility of the research and development projects had not yet been achieved and we believed such projects had no alternative future use, the acquired in-process research and development was expensed in the year of acquisition. As a result, we recorded a charge of $910,000 in fiscal 2003 relating to the Cytura asset acquisition and $956,000 in fiscal 2004 relating to the eManage asset acquisition. Valuations prepared using the discounted net cash flow method were utilized to value the acquired in-process research and development expenses for both acquisitions.

Facilities restructuring expenses of $194,000 in fiscal 2003 consisted of an accrual for a loss on our leases for two of our sales offices. In connection with management's plan to reduce costs and improve operating efficiencies, we recorded a facilities restructuring charge of $1.4 million in fiscal 2002 relating to the first sales office. The charge reflected estimated future lease obligations, net of estimated sublease income, for office space we will no longer utilize. We worked with an external real estate consultant to determine the best estimate for the accrual. During fiscal 2003, we entered into an agreement with the landlord and the over-tenant which released us from all of our ongoing obligations under the original terms of the lease effective as of February 15, 2003. Accordingly, we recorded additional expenses of $78,000 in fiscal 2003 associated with this new agreement.

In connection with the second sales office, we recorded a facilities restructuring charge of $116,000 in fiscal 2003 representing the estimated future lease obligations for office space that we were subleasing to a third party. The third party abandoned the space during fiscal 2003 and we believed that it was highly unlikely that we would be able to sublease this space for the remainder of the lease term.

During the fiscal second quarter of 2005, we paid the remaining balance of $6,000 of the facilities restructuring accrual in accordance with the plan provisions. Accordingly, as of June 30, 2005, there was no facilities restructuring accrual outstanding.

Interest income and other income (expense)

Interest income, net of interest expense, was $1.5 million, $1.8 million and $2.3 million in fiscal 2003, 2004, and 2005, respectively. The increase in interest income this year is primarily attributable to higher interest rates on installments receivable balances and slightly higher interest rates on invested cash balances. Other income (expense) is comprised primarily of gains and losses on investments and foreign currency transactions. Gain on investments of $113,000 during the fiscal year 2003 was the result of the sale of Mobius's investment in Intelidata stock. Foreign currency gains were $107,000 in fiscal 2003, foreign currency losses were $90,000 in fiscal 2004 and foreign currency gains were $61,000 in fiscal 2005.

Provision for (benefit from) income taxes

The tax provision for income taxes was $1.9 million (effective tax provision rate of 31.3%) in fiscal 2003 and $3.1 million in fiscal 2004 (effective tax provision rate of 39.4%), compared with a tax benefit of $3.0 million (effective tax benefit rate of (53.0)%) in fiscal 2005. The tax provision for fiscal 2003 includes a tax benefit of $700,000 resulting from the resolution of certain tax matters. Excluding the $700,000 tax benefit, the effective tax rate was 43.1% for the fiscal year 2003. The lower effective tax rate in fiscal 2004 as compared with fiscal 2003 (exclusive of the $700,000 tax benefit) was primarily due to a decrease in losses of certain foreign subsidiaries for which no tax benefit could be recognized. The fluctuation in the effective tax rate from fiscal 2005 as compared with fiscal 2004 was primarily due to the reversal of previously accrued taxes as the result of the expiration of the statute of limitations on an earlier tax year. Excluding the impact of the reversal of prior years' tax reserves, the effective tax benefit rate would have been (42.5%) for fiscal 2005.

Selected Quarterly Operating Results

The following table presents certain unaudited consolidated statement of operations data for the eight fiscal quarters in the two-year period ended June 30, 2005. In management's opinion, this unaudited information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Annual Report and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the audited Consolidated Financial Statements and Notes thereto included elsewhere herein. The results of operations for any quarter are not necessarily *indicative of results for any future period.*

(in thousands, except per share data)	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005
	Quarters Ended							
Revenues:								
Software license revenues	$12,501	$11,503	$ 6,410	$12,444	$ 6,204	$ 6,875	$ 6,751	$11,053
Maintenance	10,002	10,044	10,024	10,081	10,003	10,216	10,586	10,611
Professional services and other	908	1,749	1,397	1,025	921	1,081	1,946	1,426
Total revenues	23,411	23,296	17,831	23,550	17,128	18,172	19,283	23,090
Cost of revenues:								
Software license revenues	335	389	148	243	216	240	1,050	267
Maintenance	1,694	1,562	1,730	2,062	2,079	1,908	2,095	2,012
Professional service and other	1,062	1,894	1,580	970	840	1,041	1,470	1,431
Total cost of revenues	3,091	3,845	3,458	3,275	3,135	3,189	4,615	3,710
Gross profit	20,320	19,451	14,373	20,275	13,993	14,983	14,668	19,380
Operating expenses (1):								
Sales and marketing	9,433	8,880	8,201	8,576	8,128	9,128	8,617	10,529
Research and development	5,003	4,927	5,379	5,488	5,646	5,850	5,679	5,547
General and administrative	2,810	2,904	2,763	2,920	2,712	3,013	3,140	3,135
Acquired in-process research and development	—	—	—	956	—	—	—	—
Total operating expenses	17,246	16,711	16,343	17,940	16,486	17,991	17,436	19,211
Income (loss) from operations	3,074	2,740	(1,970)	2,335	(2,493)	(3,008)	(2,768)	169
Interest income, net	439	461	465	475	527	556	531	650
Other income (expense)	(14)	(7)	(62)	(7)	34	(12)	(3)	85
Income (loss) before income taxes	3,499	3,194	(1,567)	2,803	(1,932)	(2,464)	(2,240)	904
Provision for (benefit from) income taxes	1,463	$ 1,146	(471)	989	(659)	(1,363)	(1,304)	289
Net income (loss)	$ 2,036	$ 2,048	$(1,096)	$ 1,814	$ (1,273)	$ (1,101)	$ (936)	$ 615
Basic earnings (loss) per share	$ 0.12	$ 0.11	$ (0.06)	$ 0.10	$ (0.07)	$ (0.06)	$ (0.05)	$ 0.03
Diluted earnings (loss) per share	$ 0.10	$ 0.10	$ (0.06)	$ 0.09	$ (0.07)	$ (0.06)	$ (0.05)	$ 0.03

As a Percentage of Total Revenues

	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005
Revenues:								
Software license revenues	53.4%	49.4%	36.0%	52.8%	36.2%	37.8%	35.0%	47.9%
Maintenance	42.7	43.1	56.2	42.8	58.4	56.2	54.9	45.9
Professional service and other	3.9	7.5	7.8	4.4	5.4	6.0	10.1	6.2
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:								
Software license revenues	1.4	1.7	0.8	1.0	1.3	1.3	5.4	1.2
Maintenance	7.2	6.7	9.7	8.8	12.1	10.5	10.9	8.7
Professional service and other	4.6	8.1	8.9	4.1	4.9	5.8	7.6	6.2
Total cost of revenues	13.2	16.5	19.4	13.9	18.3	17.6	23.9	16.1
Gross profit	86.8	83.5	80.6	86.1	81.7	82.4	76.1	83.9
Operating expenses (1):								
Sales and marketing	40.3	38.1	46.0	36.4	47.4	50.2	44.7	45.6
Research and development	21.4	21.1	30.2	23.3	33.0	32.2	29.5	24.0
General and administrative	12.0	12.5	15.5	12.4	15.8	16.6	16.3	13.6
Acquired in-process research and development	—	—	—	4.1	—	—	—	—
Total operating expenses	73.7	71.7	91.7	76.2	96.2	99.0	90.5	83.2
Income (loss) from operations	13.1	11.8	(11.1)	9.9	(14.5)	(16.6)	(14.4)	0.7
Interest income, net	1.9	1.9	2.6	2.0	3.1	3.1	2.7	2.8
Other income (expense)	(0.1)	0.0	(0.3)	0.0	0.2	(0.1)	—	0.4
Income (loss) before income taxes	14.9	13.7	(8.8)	11.9	(11.2)	(13.6)	(11.7)	3.9
Provision for (benefit from) income taxes	6.2	4.9	(2.6)	4.2	(3.8)	(7.5)	(6.8)	1.2
Net income (loss)	8.7%	8.8%	(6.2)%	7.7%	(7.4)%	(6.1)%	(4.9)%	2.7%

Our quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Quarterly revenues and operating results are expected to fluctuate as a result of a variety of factors, including without limitation, statements regarding market acceptance of Mobius's new and existing products, ability to manage expenses, fluctuations in period to period results, seasonality, uncertainty of future operating results, cost of compliance with the Sarbanes-Oxley Act, long and unpredictable sales cycles, technological change, extended payment risk, product concentration, competition, international sales and operations, expansion of indirect channels, sufficient revenue from professional services, protection of intellectual property, dependence on licensed technology, risk of product defects, product liability, management of growth, dependence on executive management, other key employees and subcontractors, concerns about transaction security on the Internet, factors affecting valuation of stock option expense, changes in prevailing equity-based compensation practices, general conditions in the economy and the impact of recently enacted or proposed regulations. Historically, license revenues typically peak primarily in the fourth fiscal quarter (ending June 30) and to a lesser extent in the second fiscal quarter (ending December 31). These fluctuations are caused primarily by customer purchasing patterns and our sales force incentive programs, which recognize and reward sales personnel on the basis of achievement of annual and other periodic performance quotas, as well as by the factors described above. Changes in buying patterns, product mix and sales force incentive programs may alter these historical seasonality patterns.

Liquidity and Capital Resources

Executive Overview

Since our inception, we have funded our operations principally through cash flows from operating activities and, to a lesser extent, equity or bank financings. As of June 30, 2005, we had cash and cash equivalents of $33.7 million, a slight increase from the $33.6 million held at June 30, 2004. During fiscal 2005, reductions in accounts receivable and software license installments receivable were offset by cash losses (net loss adjusted for depreciation and amortization, deferred income taxes and other non-cash charges) and a reduction in accounts payable and accrued expenses. As of June 30, 2005 and 2004, the Company had no bank debt outstanding.

We believe that our existing cash balances and cash flows expected from future operations will be sufficient to meet our capital requirements for at least 12 months. As discussed in the section entitled, "Software License Installments Receivable" below, we have entered into a number of license contracts having extended payment terms. We continue to monitor the level of sales that include extended payment terms to manage the use of cash associated with these sales. We entered into an arrangement during our fiscal first quarter of 2005 that provides us with the option of selling installments receivable to General Electric Capital Corporation ("GECC"). This arrangement gives us enhanced flexibility in offering financing alternatives to our customers and in managing our cash flows. During fiscal 2005, we sold approximately $2.7 million of installments receivable under this arrangement. If the level of software license revenues financed by installments receivable increases and we are unable to assign a substantial percentage of such receivables to GECC or other vendor financing firms, our cash position is likely to be adversely affected.

Net cash provided by operating activities was $3.8 million in fiscal 2003, net cash used in operating activities was $5.0 million in fiscal 2004 and net cash provided by operating activities was $610,000 in fiscal 2005. Our sources of cash during fiscal 2003 were primarily from net income adjusted for non-cash items, collections of accounts receivable and an increase in deferred revenue, partially offset by an increase in software license installments. Our uses of cash during fiscal 2004 were increases in software license installments receivable, partially offset by net income adjusted for non-cash items and increases in accounts payable and accrued expenses. Our sources of cash during fiscal 2005 were collections in accounts receivable and software license installments receivable, partially offset by net loss adjusted for non-cash items and reductions in accounts payable and accrued expenses. Software license installments, which increased 55.8% from $23.5 million at June 30, 2003 to $36.5 million at June 30, 2004, decreased 15.4% to $30.9 million at June 30, 2005, represent payments due from customers for license fees that are paid over the term of the installment agreement. The increase during fiscal 2004 was due to a proportionately greater amount of current license revenues being financed by the Company. The decrease during fiscal 2005 was due to collections and the sale of approximately $2.7 million of installments receivable to GECC. For additional information, see the section entitled, "Software License Installments Receivable" below.

Net cash provided by investing activities was $1.4 million in fiscal 2003, and net cash used in investing activities was $1.3 million and $0.9 million in fiscal 2004 and 2005, respectively. Net cash provided by investing activities for fiscal 2003 reflects the sale of marketable securities, partially offset by capital expenditures. For the years ended June 30, 2003, 2004 and 2005, cash of $1.2 million, $1.3 million and $0.9 million, respectively, was used for the purchase of computer software and equipment, furniture and fixtures and leasehold improvements.

Net cash provided by financing activities was $672,000, $2.3 million and $765,000 in fiscal 2003, 2004 and 2005, respectively. During fiscal 2003, 2004 and 2005, cash was provided by the exercise of stock options by employees and employee stock purchases under the employee stock purchase plan.

Our material obligations and commitments to make future payments under contracts consist of our operating leases for our office facilities. These leases expire on various dates through fiscal 2011 and provide for additional payments relating to utility costs. As of June 30, 2005, the future minimum lease payments for these operating leases are as follows (in thousands):

Year Ended:	Operating Leases
June 30, 2006	$2,683
June 30, 2007	2,272
June 30, 2008	2,182
June 30, 2009	1,905
June 30, 2010	1,670
Thereafter	127
Total minimum lease payments	$10,839

In addition to the commitments shown above, we have commitments at June 30, 2005 for future purchases of goods and services of approximately $350,000.

In compliance with the lease of our corporate headquarters in Rye, NY, the landlord holds a letter of credit issued by a bank totaling $275,000, secured by a certificate of deposit.

On October 11, 2002 (the "Cytura Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology (the "Contenuity Software") and certain other assets of Cytura, a privately held company, for an aggregate of approximately $2.2 million in cash, which was paid from our existing cash balances. In addition, we assumed capital lease obligations of $36,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.5 million. The Contenuity Software provides a platform for Web site implementation and management, document and digital asset management and content publishing. Additionally, under the terms of the agreement, we were obligated to pay Cytura an additional $800,000 within 60 days of the first anniversary of the transaction if the average closing price of our common stock for a 30-day period in the thirteen months following the Cytura Closing Date exceeded specified amounts set forth in the agreement. During the fiscal fourth quarter of 2003, the average closing price of our common stock exceeded such specified amount. Accordingly, during the fourth quarter of fiscal 2003, we recorded incremental goodwill and a payable to Cytura of $800,000. Under the terms of a revised agreement with Cytura, we made the $800,000 payment to Cytura in January 2004.

On April 26, 2004 (the "eManage Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology and certain other assets of eManage, a privately held company, for an aggregate of approximately $2.4 million in cash, which was paid from our existing cash balances. In addition, we assumed liabilities of $111,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.7 million. eManage develops software solutions for e-mail archiving, records management and lifecycle management that enable organizations to manage corporate records at an enterprise level. The eManage software suite includes a complete records management facility for Microsoft's SharePoint Portal Server. It extends full records management functionality, including lifecycle management and records security, to the collaborative SharePoint document management environment. Under the terms of the agreement, we were obligated to pay eManage up to an additional $1.2 million if certain revenue and other operating targets were achieved as of the end of each quarter through June 30, 2005. During the fiscal fourth quarter of 2004, certain targets were met, and, accordingly, we recorded incremental goodwill and a payable to eManage of $340,000, which was paid during the fiscal first quarter of 2005. During the fiscal second and fourth quarters of 2005, certain additional targets were met, and accordingly, we recorded incremental goodwill of $85,000 and $93,000, respectively, which was paid in the fiscal second quarter of 2005 and the fiscal first quarter of 2006, respectively.

We continue to evaluate potential acquisition candidates whose products, technology and expertise or market share would enhance our strategic market position.

Accounts Receivable Reserves

Accounts receivable reserves are provided for potential problem accounts and for the potential that some customers decide to cancel or reduce the number of products covered by maintenance arrangements upon their anniversary but do not always notify us in sufficient time to prevent some portion of the annual maintenance billings from being recognized. We specifically identify problem accounts based on the age of the receivable and through discussions with the customer and our sales representatives. Based on the specific account information and the historical relationship of actual losses to revenues and receivable balances, we exercise our judgment as to what portion of the accounts receivable balance requires a reserve. As of June 30, 2004 and June 30, 2005, approximately 77% and 74%, respectively, of the total accounts receivable reserve balances were related to specific accounts. To the extent that an account for which a specific reserve was provided is subsequently collected, we reduce the reserves in the period of collection. Accounts receivable reserves were $674,000 and $595,000 at June 30, 2004 and June 30, 2005, respectively.

Software License Installments Receivable

As of June 30, 2005, software license installments amounted to $30.9 million, a decrease of 15.4% compared with the June 30, 2004 balance of $36.5 million. This decrease was due to collections and the sale of approximately $2.7 million of installments receivable to General Electric Capital Corporation ("GECC") under an arrangement entered into during the fiscal first quarter of 2005. This arrangement provides us with the option of selling installments receivable to GECC, which gives us enhanced flexibility in offering financing alternatives to our customers and in managing our cash flows. We offer extended payment terms to our customers that meet specified standards of creditworthiness, which we believe enhances our competitive position. Software license installments are discounted at a market rate of interest at the date the software license contract revenue is recognized. The discount is amortized to interest income using the interest method over the term of the financing. Software license installments receivable will fluctuate with the amount of license revenue sold on an installment basis.

We determine the reserve for software license installments based upon customer-specific information, including a credit review of the customer, historical write-off experience, our ability to enforce original payment terms and current economic conditions. As of June 30, 2005, one customer has a balance equal to 13.5% of total software license installments. No other customer has a balance in excess of 4.4% of total software license installments. As of June 30, 2005, total software license installments receivable have an average age of approximately one and one-half years.

Deferred Revenues

Deferred revenues consist primarily of the unearned portion of maintenance revenues and license contracts. Current and non-current deferred revenues totaled $26.7 million at June 30, 2004 and $26.4 million at June 30, 2005. Deferred revenues can fluctuate due to the timing of annual maintenance billings, increases or decreases in current license revenues and increases or decreases in license contracts that include more than one year of maintenance. As of June 30, 2005, current deferred revenues totaled $23.3 million and non-current deferred revenues totaled $3.1 million. It is anticipated that current deferred revenues of $23.3 million will be recognized as revenue within the next twelve months.

Other Matters

INFOPAC-Tapesaver: In January 1999, we sold the INFOPAC-TapeSaver product to a third party for approximately $3.0 million payable over a five-year period. As a result of this arrangement, we were going to recognize $3.0 million of license revenues as the buyer made payments over a five-year period ended December 31, 2003. The buyer has been delinquent on these payments since June 2001 and, as such, no license revenue relating to this agreement was recognized in fiscal 2003, 2004 and 2005.

We commenced arbitration proceedings against the buyer to enforce the payment terms in the sales agreement. On March 26, 2002, the arbitrator issued an award in our favor against the buyer and its president in the amount of $381,750, which represented the amount past due under such agreement. The arbitrator also directed the buyer and its president to pay us $37,500 per month from March 31, 2002 through December 31, 2003 and to pay our share of the arbitration expenses. In April 2002, Mobius commenced an action against the buyer and its president in the United States District Court for the Southern District of New York to confirm the arbitration award. The Court entered an order confirming the award on September 23, 2002. We have docketed the judgment in California for the full amount of the debt due of approximately $1.2 million and are currently pursuing actions to enforce the judgment. During January 2005, the buyer's president filed for personal bankruptcy protection. In April 2005, we filed a complaint in the bankruptcy proceeding alleging that the buyer's president's debt to us is not dischargeable in the bankruptcy proceeding. The buyer's president has answered the complaint, denying those allegations. To date, we have not recorded any amounts due in connection with the arbitration. As a result of the uncertainty of collection, any amounts ultimately recorded will be accounted for on the cash basis.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Prior to SFAS No. 154, the majority of voluntary changes in accounting principles were required to be recognized as a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior period's financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, but does not change the transition provisions of any existing accounting pronouncements. We do not believe the adoption of SFAS No. 154 will have a material effect on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Our investment portfolio is comprised primarily of money market accounts and is subject to interest rate sensitivity. The primary objective of our investment activities is to preserve principal, while at the same time maximizing interest income. As of June 30, 2005, we held no marketable securities.

We may be subject to foreign exchange gains or losses on transactions denominated in other than the functional currency of us or our subsidiaries. Net gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss. We do not use derivative financial investments to hedge potential foreign exchange losses.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders
of Mobius Management Systems, Inc.:

We have completed an integrated audit of Mobius Management Systems, Inc.'s 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Mobius Management Systems, Inc. and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 29, that the Company maintained effective internal control over financial reporting as of June 30, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Stamford, Connecticut
September 9, 2005

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of June 30, 2005 to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. An internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of the controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all control issues, errors and instances of fraud, if any, with us have been detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during our fiscal quarter ended June 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Mitchell Gross
Chairman of the Board,
Chief Executive Officer and President

Raymond F. Kunzmann
Senior Vice President, Finance
and Chief Financial Officer

Consolidated Balance Sheets

(in thousands, except share data and per share data)	June 30, 2004	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 33,592	**$ 33,726**
Accounts receivable, net of allowance for doubtful accounts of $674 and $595, respectively	11,874	**10,519**
Software license installments, current portion	14,172	**12,926**
Other current assets	2,348	**2,310**
Total current assets	61,986	**59,481**
Software license installments, non-current portion, net of allowance for doubtful accounts of $420 and $161, respectively	22,358	**17,991**
Property and equipment, net	4,257	**3,663**
Deferred income taxes	2,514	**5,996**
Other assets	4,461	**3,963**
Total assets	$ 95,576	**$ 91,094**
Liabilities And Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 18,039	**$ 14,363**
Deferred revenue	21,973	**23,344**
Deferred income taxes	5,482	**5,229**
Total current liabilities	45,494	**42,936**
Deferred revenue	4,704	**3,091**
Deferred income taxes	239	**779**
Other non-current liabilities	—	**721**
Total liabilities	50,437	**47,527**
Stockholders' equity		
Common stock $.0001 par value; authorized 40,000,000 shares; issued 23,633,381 and 23,884,999 shares, respectively; outstanding 18,279,158 and 18,530,776 shares, respectively	2	**2**
Additional paid-in capital	54,301	**55,753**
Retained earnings	6,268	**3,573**
Accumulated other comprehensive income	550	**221**
Treasury stock, at cost, 5,354,223 shares	(15,982)	**(15,982)**
Total stockholders' equity	45,139	**43,567**
Total liabilities and stockholders' equity	$ 95,576	**$ 91,094**

See accompanying notes to consolidated financial statements.

(in thousands, except per share data)	Years Ended June 30, 2003	2004	**2005**
Revenues			
Software license	$38,353	$42,858	**$30,883**
Maintenance	38,448	40,151	**41,416**
Professional service and other	5,855	5,079	**5,374**
Total revenues	82,656	88,088	**77,673**
Cost of revenues			
Software license	1,146	1,115	**1,773**
Maintenance	6,631	7,048	**8,094**
Professional service and other	5,934	5,506	**4,782**
Total cost of revenues	13,711	13,669	**14,649**
Gross profit	68,945	74,419	**63,024**
Operating expenses			
Sales and marketing	34,776	35,090	**36,402**
Research and development	18,025	20,797	**22,722**
General and administrative	10,838	11,397	**12,000**
Acquired in-process research and development	910	956	**—**
Facilities restructuring	194	—	**—**
Total operating expenses	64,743	68,240	**71,124**
Income (loss) from operations	4,202	6,179	**(8,100)**
Interest income, net	1,514	1,840	**2,264**
Other income (expense)	220	(90)	**104**
Income (loss) before income taxes	5,936	7,929	**(5,732)**
Provision for (benefit from) income taxes	1,860	3,127	**(3,037)**
Net income (loss)	$ 4,076	$ 4,802	**$(2,695)**
Basic earnings (loss) per share	$ 0.23	$ 0.27	**$ (0.15)**
Basic weighted average shares outstanding	17,363	17,964	**18,409**
Diluted earnings (loss) per share	$ 0.23	$ 0.24	**$ (0.15)**
Diluted weighted average shares outstanding	18,089	19,937	**18,409**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance at June 30, 2002	17,214	$2	$49,827	$(2,610)	$(43)	$(74)	5,354	$(15,982)	$31,120
Net income	—	—	—	4,076	—	—	—	—	4,076
Change in other comprehensive income, net of tax	—	—	—	—	—	292	—	—	292
Comprehensive income									4,368
Stock options exercised, including tax benefit	152	—	491	—	—	—	—	—	491
Stock purchase plan, including tax benefit	160	—	335	—	—	—	—	—	335
Change in deferred compensation	—	—	—	—	43	—	—	—	43
Balance at June 30, 2003	17,526	2	50,653	1,466	—	218	5,354	(15,982)	36,357
Net income	—	—	—	4,802	—	—	—	—	4,802
Change in other comprehensive income, net of tax	—	—	—	—	—	332	—	—	332
Comprehensive income									5,134
Stock options exercised, including tax benefit	602	—	3,219	—	—	—	—	—	3,219
Stock purchase plan, including tax benefit	151	—	429	—	—	—	—	—	429
Balance at June 30, 2004	18,279	2	54,301	6,268	—	550	5,354	(15,982)	45,139
Net loss	**—**	**—**	**—**	**(2,695)**	**—**	**—**	**—**	**—**	**(2,695)**
Change in other comprehensive income (loss), net of tax	**—**	**—**	**—**	**—**	**—**	**(329)**	**—**	**—**	**(329)**
Comprehensive loss									**(3,024)**
Stock options exercised, including tax benefit	**203**	**—**	**893**	**—**	**—**	**—**	**—**	**—**	**893**
Stock purchase plan, including tax benefit	**49**	**—**	**309**	**—**	**—**	**—**	**—**	**—**	**309**
Stock option accelerated vesting	**—**	**—**	**250**	**—**	**—**	**—**	**—**	**—**	**250**
Balance at June 30, 2005	**18,531**	**$2**	**$55,753**	**$3,573**	**$ —**	**$221**	**5,354**	**$(15,982)**	**$43,567**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Years Ended June 30, 2003	2004	**2005**
Cash flows provided by (used in) operating activities:			
Net income (loss)	$4,076	$4,802	**$(2,695)**
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred income taxes	1,726	2,025	**(2,758)**
Depreciation and amortization	2,966	1,904	**2,135**
Other	322	—	**250**
Change in operating assets and liabilities:			
Accounts receivable, net	5,408	(1,323)	**1,355**
Software license installments	(13,123)	(13,078)	**5,613**
Other assets	(2,290)	(1,465)	**(93)**
Accounts payable and accrued expenses	(1,566)	2,313	**(3,676)**
Deferred revenue	6,278	(189)	**(242)**
Other non-current liabilities (deferred commissions)	—	—	**721**
Total adjustments	(279)	(9,813)	**3,305**
Net cash provided by (used in) operating activities	3,797	(5,011)	**610**
Cash flows provided by (used in) investing activities:			
Sale of marketable securities	2,536	—	**—**
Capital expenditures	(1,180)	(1,314)	**(898)**
Net cash provided by (used in) investing activities	1,356	(1,314)	**(898)**
Cash flows provided by financing activities:			
Cash received from exercise of stock options	341	1,998	**483**
Cash received from employee stock purchase plan	331	291	**282**
Net cash provided by financing activities	672	2,289	**765**
Effect of exchange rate changes on cash and cash equivalents	391	313	**(343)**
Net change in cash and cash equivalents	6,216	(3,723)	**134**
Cash and cash equivalents at beginning of year	31,099	37,315	**33,592**
Cash and cash equivalents at end of year	$37,315	$33,592	**$33,726**
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest paid	$ 18	$ 9	**$ 37**
Income taxes, net of refunds	250	215	**482**

See accompanying notes to consolidated financial statements.

NOTE 1 Organization

Mobius Management Systems, Inc., together with its consolidated subsidiaries (the "Company"), is a leading provider of integrated solutions for total content management. Mobius was incorporated in New York in 1981 and reincorporated in Delaware in 1997. The Company has international subsidiaries in the United Kingdom, Canada, France, Germany, Italy, Sweden, the Netherlands, Switzerland, Australia and Japan.

NOTE 2 Significant Accounting Policies

Principles of Consolidation

The Company and its subsidiaries are consolidated for financial statement purposes. All significant intercompany accounts and transactions are eliminated.

Revenue Recognition

The Company recognizes license and maintenance revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." The Company generates license revenues from licensing the rights to use its software products to its customers. The Company also generates maintenance revenues from renewable support and software enhancements and professional service revenues from performing consulting activities for license customers. Software license contracts generally have terms of three, five or 15 years.

Revenues from software license agreements are recognized upon delivery of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company allocates revenue on software arrangements involving multiple elements to each element based on vendor-specific objective evidence of the fair value allocable to each element. Historically, Mobius's contracts included a software license and an obligation to provide maintenance. Assuming all other revenue recognition criteria were met, revenue was recognized upon delivery using the residual method in accordance with SOP 98-9, whereby the fair value of the undelivered elements was deferred and the remaining portion of the arrangement fee was recognized as revenue. Accordingly, when the Company entered into a contract that included both a software license and an obligation to provide maintenance, the maintenance revenue was unbundled from the initial license fee and recognized ratably over the maintenance period, starting from the inception of the software license agreement. The Company determined the portion of the contract price attributable to maintenance (which did not necessarily track the allocation between license and maintenance fees set out in the contract) using a percentage derived from Mobius's pricing structure. The unbundled portion of such maintenance revenue was classified as deferred revenue, with amounts extending beyond one year reported as non-current deferred revenue. If evidence of the fair value for undelivered elements did not exist, all revenue from the arrangement was deferred until such evidence materialized or until all elements were delivered. Beginning in the third quarter of fiscal 2004, the vast majority of the Company's software license revenue contracts provide for optional maintenance in the first year, billed separately from the software license arrangement. Maintenance revenue is recognized ratably over the maintenance period.

The Company offers installment contracts to its customers, which provide for periodic payments generally over three to five years. Under such contracts, software license revenue reflects the present value of future payments under non-cancelable license arrangements. The discount is recognized as interest income over the term of the arrangement. The Company has an established business practice of offering installment contracts to customers and has a history of successfully enforcing original payment terms on these contracts without making concessions. In addition, the payment obligations are unrelated to product implementation or any other post-transaction activity; therefore, revenues from installment contracts are generally recognized in the same manner as those requiring current payment. The Company entered into an arrangement during its fiscal first quarter of 2005 that provides it with the option of selling installments receivable to General Electric Capital Corporation. This arrangement gives the Company enhanced flexibility in offering financing alternatives to our customers and in managing our cash flows.

Maintenance revenue is generally recognized ratably over the term of the support, typically 12 months. The unearned portion of maintenance revenue is classified as deferred revenue.

Professional service revenue is generally recognized using the percentage of completion method of accounting. In accordance with this method, revenue from professional service contracts is recognized based on the percentage of costs incurred to date to the total estimated costs of the project. The financial reporting for these contracts depends on estimates, which are regularly assessed and subject to revision as the contract progresses to completion. When the current estimate of total contract costs indicates that a contract will result in a loss, a provision for the full loss is recognized. Professional service revenue associated with new products is generally deferred until completion of the project and acceptance by the customer.

Software Development Costs

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires that certain software development costs be capitalized once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

The Company determines technological feasibility based on the working model method. The period between establishment of a working model and the general availability of Mobius's software has historically been short. Accordingly, software development costs qualifying for capitalization have been insignificant. As a result, the Company has expensed all software development costs.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on a straight-line basis over the estimated life of the related asset, ranging from two to fifteen years. Assets acquired under capital leases are depreciated on a straight-line basis over the lesser of the lease terms or the assets' estimated lives. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

The Company has recorded intangible assets representing completed technology and customer relationships. These assets resulted from acquisitions of the Contenuity Software and certain other assets of Cytura Corp. (see Note 18, Cytura Assets Acquisition) and of the technology and certain other assets of eManage Inc. (see Note 19, eManage Asset Acquisition). Completed technology is stated at cost and is amortized on a straight-line basis over the products' estimated useful lives, which ranges from 3 years to 3.75 years. Customer relationships are being amortized on a straight-line basis over their useful life of 3 years. The portion of a purchase which pertains to in-process research and development is expensed in the period of acquisition.

Goodwill is recorded as the excess of the purchase price over the fair value of assets acquired. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite useful lives are not amortized. Rather these assets are tested for impairment annually and when events and circumstances indicate that their fair value may have been reduced below carrying value. The Company performed its annual goodwill impairment test as of June 30, 2004 and 2005. Goodwill was not considered impaired as of either date.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards if it is more likely than not that the tax benefits will be realized. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Foreign Currency Translation

Balance sheet accounts of the Company's international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues, costs and expenses are translated into U.S. dollars each month at average exchange rates. Gains or losses that result from translation are shown as a separate component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss.

Cash Equivalents

The Company considers investments with maturities at the date of purchase of three months or less to be cash equivalents. At June 30, 2004 and 2005, cash equivalents were comprised of overnight deposits and money market investments with financial institutions.

Marketable Securities

Marketable securities are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis. Realized gains and losses for the years ended June 30, 2004 and 2005 were insignificant. Realized gains for the year ended June 30, 2003 were $113,000. As of June 30, 2004 and 2005, the unamortized investment premium and unrealized holding gains and losses were also insignificant.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of substantially all of the trade accounts receivables and software license installments. The Company sells its products to a large number of customers in diversified industries across many domestic and international geographies. As of June 30, 2005, one customer has a software license installment payable to the Company equal to 13.5% of total software license installments. No other customer has a balance in excess of 4.4% of total software license installments.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's cash and cash equivalents, marketable securities, accounts receivable, software license installments, non current investments, accounts payable, accrued expenses and deferred maintenance amounts approximate their carrying values.

Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 stipulates the calculation of Basic EPS and Diluted EPS for all historical periods. Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of Diluted EPS is similar to the computation of Basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period. See Note 3, Earnings Per Share, for the EPS calculations for the fiscal years ended June 30, 2003, 2004 and 2005.

Stock-Based Compensation

The Company accounts for employee stock options and employee stock purchase grants under the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB No. 25"). The Company applies the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123."

SFAS No. 148 requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not recognize compensation expense related to employee stock options, since options are granted at exercise prices equal to the fair market value on the date of grant. The Company's Employee Stock Purchase Plan ("ESPP") meets the criteria of APB Opinion No. 25 as a non-compensatory plan. As such, no compensation expense is recognized for employee stock purchase grants.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), "Share-Based Payment (revised 2004)," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The provisions of SFAS No. 123(R) are effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The Company will be adopting the provisions of SFAS No. 123(R) in the first quarter of fiscal 2006. SFAS No. 123(R) applies to new awards and to awards modified, repurchased or cancelled after the required effective date, as well as to the unvested portion of awards outstanding as of the required effective date ("modified prospective application"). Upon adoption, prior periods may be, but are not required to be, restated. SFAS No. 123(R) requires the fair value of all share based payment transactions to be recognized in the financial statements. As a result, upon adoption of SFAS No. 123(R) the Company will be required to recognize compensation expense for the fair value of employee stock options and employee stock purchase grants over the applicable vesting period. The Company is currently evaluating option valuation methodologies, assumptions, method of adoption and other considerations in light of SFAS No. 123(R). The adoption of SFAS No. 123(R) is not expected to have a significant effect on our financial position or cash flows, but the Company anticipates that the adoption of SFAS No. 123(R) will negatively impact our results of operations for fiscal 2006. The issuance of new employee stock options, if any, would increase the negative impact of SFAS No. 123(R).

On June 14, 2005, the Company's Board of Directors approved a plan to accelerate the vesting of all unvested employee stock options, other than those options awarded to officers of the Company. The Board took this action with the belief that it is in the best interest of stockholders, as it will reduce the Company's reported compensation expense associated with those stock options in future periods. As a result of this acceleration, during the fiscal fourth quarter of 2005, the Company recorded a pre-tax charge of $250,000 of compensation expense that represents the intrinsic value measured at the acceleration date for the estimated number of options that, absent the acceleration, would have expired unexercisable.

The following table presents the effect on the Company's net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands, except per share data). Included within the fiscal 2005 $3.4 million employee compensation expense below is approximately $1.5 million attributable to the acceleration of vesting of approximately 875,000 stock options discussed above.

	Years Ended June 30,		
	2003	2004	**2005**
Net income (loss), as reported	$ 4,076	$ 4,802	**$(2,695)**
Add: Stock-based compensation expense included in reported net income (loss), net of tax	43	—	**250**
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,334)	(1,389)	**(3,360)**
Pro forma net income (loss)	$ 2,785	$ 3,413	**$(5,805)**
Basic net income (loss) per share- as reported	$ 0.23	$ 0.27	**$ (0.15)**
Basic net income (loss) per share- pro forma	$ 0.16	$ 0.19	**$ (0.32)**
Diluted net income (loss) per share- as reported	$ 0.23	$ 0.24	**$ (0.15)**
Diluted net income (loss) per share- pro forma	$ 0.15	$ 0.17	**$ (0.32)**

Additional disclosures required under SFAS 123 are presented in Note 9, Stock Option Plans.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the disclosure of comprehensive income, which includes net income (loss), foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale.

Segment and Geographic Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments in annual financial statements and requires that certain selected information about operating segments be reported in interim financial statements. It also establishes standards for related disclosures about products or services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

NOTE 3 Earnings Per Share

The following is a reconciliation of the numerators and denominators for the Basic and Diluted EPS calculations (in thousands, except per share data):

	Years Ended June 30,					
	2003			2004		
	Net Income (Numerator)	Shares (Denominator)	Per Share Amount	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:						
Net income	$4,076			$4,802		
Weighted average shares outstanding		17,363			17,964	
Basic earnings per share			$0.23			$0.27
Diluted EPS:						
Net earnings	$4,076			$4,802		
Dilutive effect of stock options		726			1,973	
Weighted average shares outstanding		18,089			19,937	
Diluted earnings per share			$0.23			$0.24

	Year Ended June 30, 2005		
	Net Loss (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:			
Net loss	**$(2,695)**		
Weighted average shares outstanding		**18,409**	
Basic loss per share			**$(0.15)**
Diluted EPS:			
Net loss	**$(2,695)**		
Dilutive effect of stock options		—	
Weighted average shares outstanding		**18,409**	
Diluted loss per share			**$(0.15)**

Certain outstanding stock options for the years ended June 30, 2003 and 2004, representing an aggregate of 1,453,356 and 550,981 shares, respectively, and all outstanding stock options for the year ended June 30, 2005, representing an aggregate of 2,337,904 shares of common stock, were excluded from the calculation of diluted earnings (loss) per share because the effect would be antidilutive. Stock options were the only dilutive instruments outstanding for the years ended June 30, 2003 and 2004.

NOTE 4 Software License Installments

In the ordinary course of business, the Company offers extended payment terms to some of its customers. For software license contracts of 15 years, the related financing period is generally 5 years. For software installment contracts of 3 to 5 years, the payments are generally spread ratably over the related term. Software license installments are discounted at a market rate of interest. During the years ended June 30, 2003, 2004 and 2005, the discount rates used for software license installments ranged between 3.1% and 7.4%, between 3.1% and 7.0% and between 5.5% and 7.6%, respectively. The discount is amortized to interest income using the interest method over the term of the financing. Using the interest method, interest income is periodically accrued so that as an installment becomes due the sum of the installment receivable and the interest receivable equals the amount of the payment required to be made by the customer. The Company entered into an arrangement during its fiscal first quarter of 2005 providing it with the option of selling certain installments receivable to General Electric Capital Corporation. This arrangement gives the Company enhanced flexibility in offering financing alternatives to our customers and to manage our cash flow. During fiscal 2005, the Company sold approximately $2.7 million of installments receivable under this arrangement.

The present values of software license installments to be received after June 30, 2005 are as follows (in thousands):

Year Ended:	
June 30, 2006	$14,511
June 30, 2007	11,583
June 30, 2008	5,850
June 30, 2009	2,558
Total minimum payments to be received	34,502
Less imputed interest	(3,424)
Less allowance for doubtful accounts	(161)
Present value of software license installments, net	30,917
Less current portion, net	(12,926)
Non-current portion, net	$17,991

NOTE 5 Property and Equipment

Property and equipment consists of the following (in thousands):

	Useful Life	June 30, 2004	June 30, **2005**
Computer equipment	2 - 5 years	$8,316	**$ 8,711**
Furniture, fixtures and office equipment	5 years	1,506	**1,438**
Leasehold improvements	5 - 15 years	4,127	**3,917**
		13,949	**14,066**
Less accumulated depreciation and amortization		(9,692)	**(10,403)**
Property and equipment, net		$ 4,257	**$ 3,663**

Depreciation and amortization expense on property and equipment, including capital leases, was $2,740,000, $1,600,000 and $1,509,000 for the years ended June 30, 2003, 2004 and 2005, respectively.

NOTE 6 Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following (in thousands):

	June 30, 2004	June 30, 2005
Accounts payable	$3,044	**$ 2,903**
Compensation and related benefits	7,997	**6,030**
Royalties payable	991	**974**
Other	6,007	**4,456**
	$18,039	**$14,363**

NOTE 7 Income Taxes

Income (loss) before provision for (benefit from) income taxes is as follows (in thousands):

	Years Ended June 30, 2003	2004	2005
Domestic income (loss)	$8,900	$ 7,651	**$(6,395)**
Foreign income (loss)	(2,964)	278	**663**
	$5,936	$ 7,929	**$(5,732)**

The components of the provision for (benefit from) income taxes for the years ended June 30, 2003, 2004 and 2005 are as follows (in thousands):

	2003			2004			2005		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$ (380)	$ 1,209	$ 829	$ 71	$ 1,901	$1,972	**$ (614)**	**$(1,837)**	**$(2,451)**
State	23	517	540	71	515	586	**28**	**(371)**	**(343)**
Foreign	491	—	491	835	(266)	569	**322**	**(565)**	**(243)**
	$ 134	$ 1,726	$ 1,860	$ 977	$ 2,150	$3,127	**$ (264)**	**$(2,773)**	**$(3,037)**

The following table reconciles the actual provision (benefit) for income taxes to the provision (benefit) for income taxes calculated at the Federal statutory corporate rate of 34% for the years ended June 30, 2003, 2004 and 2005 (in thousands):

	Years Ended June 30, 2003	2004	2005
Expected federal statutory corporate rate	$ 2,018	$ 2,696	**$(1,949)**
State income taxes, net	356	387	**(226)**
Foreign taxes	491	666	**168**
Losses of international subsidiaries for which no benefit has been recognized	582	28	**51**
Research credit	(389)	(650)	**(643)**
Reversal of previously accrued taxes	(700)	—	**(601)**
Reduction in valuation allowance	(271)	—	**(35)**
Other	(227)	—	**198**
Total income tax provision (benefit)	$ 1,860	$ 3,127	**$(3,037)**
Pre-tax income (loss)	$ 5,936	$ 7,929	**$(5,732)**
Effective tax rate	31.3%	39.4%	**53.0%**

In March of 2003, the Internal Revenue Service (IRS) closed its examination of the Company's tax return for the year ended June 30, 2000. As a result of the completion of the audit, the Company reversed previously accrued taxes, reducing the tax provision for fiscal 2003 by $700,000. In March of 2005, due to the expiration of the statute of limitations on an earlier tax year, the Company reversed previously accrued income taxes, reducing the tax provision for fiscal 2005 by $601,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	June 30,	
	2004	**2005**
Deferred tax assets:		
Accounts receivable related	$ 382	**$ 253**
Domestic net operating loss carryforwards attributable to operating activities	3,579	**4,215**
Domestic net operating loss carryforwards attributable to employee stock options	1,508	**1,850**
Foreign net operating loss carryforwards	6,414	**6,680**
Depreciation and amortization	1,326	**1,385**
Tax credit carryforwards	2,831	**3,474**
Capital loss carryforwards	1,033	**1,033**
Other	204	**67**
	17,277	**18,957**
Valuation allowance	(7,258)	**(6,974)**
Net deferred tax assets	10,019	**11,983**
Deferred tax liabilities:		
Software license installments	12,901	**11,186**
U. S. taxes on foreign income	264	**779**
Other	61	**30**
Net deferred tax liability	$ 3,207	**$ 12**

The valuation allowance decreased by $284,000 for the year ended June 30, 2005, primarily due to a net reduction of the valuation allowance on the Company's foreign net operating loss carryforwards. The Company may further reduce the valuation allowance if it is concluded that it is more likely than not that additional deferred tax assets will be realized.

As of June 30, 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $15.7 million which will begin to expire, if unused, in the year 2023. The Company also has $20.2 million in foreign net operating loss carryforwards as of June 30, 2005. The carryforward period of these losses varies by jurisdictions; some begin to expire in fiscal 2006 and others extend indefinitely.

As of June 30, 2004 and 2005, the Company had capital loss carryforwards of approximately $2.7 million. These capital loss carryforwards will expire, if unused, in fiscal 2006 and 2007, respectively.

NOTE 8 Preferred Stock

The Company has authorized 1,000,000 shares of Preferred Stock with a par value of $.01. Before any shares are issued, the Board of Directors shall fix the specific provisions of the shares including the designation of series, voting rights, dividend features, redemption and liquidation provision and other features. No shares were outstanding as of June 30, 2004 and 2005.

NOTE 9 Stock Option Plans

1996 Stock Incentive Plan

In November 1996, the Company adopted the 1996 Stock Incentive Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers, employees, directors and consultants. The Plan authorizes grants of options to purchase up to 5,964,366 shares of authorized but unissued common stock. Stock options are generally granted with an exercise price equal to the stock's fair market value at the date of grant as determined by the Company's Board of Directors. Stock options generally vest as to 20% of the shares subject thereto on the first anniversary of the date of grant and the remainder vest ratably over the subsequent 16 quarters. On June 14, 2005, the Company's Board of Directors approved a plan to accelerate the vesting of all unvested employee stock options, other than those options awarded to officers of the Company (see Footnote 2, "Significant Accounting Policies – Stock-Based Compensation").

Non-Employee Directors' 1998 Stock Option Plan

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the Non-Employee Directors' 1998 Stock Option Plan (the "Directors' Plan"). The purpose of the Directors' Plan is to provide an incentive to the Company's non-employee directors to serve on the Board of Directors and to maintain and enhance the Company's long-term performance. The Directors' Plan provides for the issuance of a total of 500,000 authorized and unissued shares of common stock, treasury shares and/or shares acquired by the Company for purposes of the Directors' Plan.

The Directors' Plan provides for initial grants (i.e. upon adoption of the Directors' Plan or upon a non-employee director's initial election to the Board of Directors) of non-qualified stock options to purchase 10,000 shares of common stock. At each annual meeting thereafter, each non-employee director will receive an option to purchase 10,000 shares. Each option granted under the Directors' Plan will have a term of ten years and will become exercisable upon grant. The exercise price of each option granted under the Directors' Plan will equal the fair market value of a share of common stock on the date of grant.

Total stock option activity during the periods indicated was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 2002	3,761,850	$4.30
Granted	742,975	2.32
Exercised	(152,225)	2.24
Forfeited	(272,050)	3.87
Expired	—	—
Balance at June 30, 2003	4,080,550	4.04
Granted	842,700	7.75
Exercised	(602,977)	3.31
Forfeited	(231,200)	4.47
Expired	—	—
Balance at June 30, 2004	4,089,073	4.89
Granted	**321,000**	**6.13**
Exercised	**(203,112)**	**2.38**
Forfeited	**(306,313)**	**5.58**
Expired	**—**	**—**
Balance at June 30, 2005	**3,900,648**	**$5.07**

The following table summarizes information about the stock option plans:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of June 30,2005	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable as of June 30, 2005	Weighted Average Exercise Price
$1.25 - $1.25	392,798	1.35	$ 1.25	392,798	$ 1.25
$1.81 - $2.41	579,573	5.39	$ 2.19	536,573	$ 2.19
$2.48 - $2.89	436,608	5.60	$ 2.76	423,108	$ 2.77
$2.91 - $3.75	400,044	5.26	$ 3.08	394,044	$ 3.08
$3.88 - $5.80	399,425	3.46	$ 4.65	399,425	$ 4.65
$5.85 - $6.33	178,000	9.04	$ 6.05	103,000	$ 6.19
$6.49 - $6.49	421,200	5.42	$ 6.49	387,600	$ 6.49
$6.50 - $7.50	401,500	4.98	$ 6.91	297,500	$ 7.05
$7.75 - $10.46	505,000	5.52	$ 9.94	386,000	$ 9.78
$11.00 - $15.00	186,500	2.85	$11.32	186,500	$11.32
$1.25 - $15.00	3,900,648	4.82	$ 5.07	3,506,548	$ 4.86

As of June 30, 2005, there were 835,154 shares available for grant under the Plan and 170,000 shares available for grant under the Directors' Plan. As of June 30, 2004 and 2005, there were 2,329,399 and 3,506,548 options exercisable, respectively.

In January, February and March 1998 the Company granted 350,000, 370,000 and 53,000 stock options, respectively, under the 1996 Stock Incentive Plan at an exercise price of $9.86, $11.00 and $11.00 per share, respectively, which were deemed by the Board of Directors to be fair market values for the shares on these dates. The Company subsequently determined that these options were granted at exercise prices below the fair market value of $14.00 per share, the low end of the range of per share prices for the IPO in April 1998. As a result, the Company recognized compensation expense of $43,000 for the year ended June 30, 2003. Since the Company had recognized the entire expense effective April 1, 2003, there was no additional stock compensation expense relating to these 1998 option grants during fiscal 2004 and 2005. Such compensation expense is included within sales and marketing of $27,000, research and development of $13,000 and general and administrative expenses of $3,000 for the year ended June 30, 2003.

For purposes of the pro forma stock-based compensation disclosed in Note 2, the Black Scholes option pricing model has been used for stock option grants subsequent to July 1, 1998. The per share weighted average fair value of stock options granted during the years ended June 30, 2003, 2004 and 2005 was $1.51, $5.18 and $3.46 on the date of grant, respectively. Stock option grants during the years ended June 30, 2003, 2004 and 2005 assumed volatility of 110%, 101% and 88%, respectively, expected dividend yield of 0.0% and an expected life of 3.4 years, 4.1 years and 3.5 years, respectively. The assumed risk free interest rate on the date of stock option grants was 2.8%, 3.7% and 3.9% in fiscal years 2003, 2004 and 2005, respectively.

For purposes of the pro forma stock-based compensation disclosed in Note 2, the Black Scholes option pricing model has been used for employee stock purchase grants. The Employee Stock Purchase Plan (ESPP) year runs from November 1 through October 31. Since the ESPP fiscal year varies from the Company's financial reporting fiscal year (which runs from July 1 through June 30), the following assumptions have been used with respect to the ESPP plan years. The per share weighted average fair value of employee stock purchase options granted during the fiscal years ended June 30, 2003, 2004 and 2005 ranged between $0.95 and $1.40, $0.95 and $5.26 and $2.72 and $5.26, respectively, on the date of grant. Employee stock purchase option grants during the fiscal years ended June 30, 2003, 2004 and 2005 assumed volatility of a range between 79% and 123%, 77% and 79% and 69% and 77%, respectively, expected dividend yield of 0.0% and an expected life of one year. The assumed risk free interest rate on the date of employee stock purchase option grants for the fiscal years ended June 30, 2003, 2004 and 2005 ranged between 1.8% and 2.3%, 1.3% and 1.8% and 1.3% and 2.3%, respectively.

NOTE 10 1998 Employee Stock Purchase Plan

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the 1998 Employee Stock Purchase Plan (the "ESPP"). The purpose of the ESPP is to provide eligible employees who wish to acquire common stock of the Company the opportunity to purchase shares from the Company with accumulated payroll deductions. The ESPP is intended to constitute an "employee stock purchase plan" under section 423 of the Internal Revenue Code. The ESPP provides for the issuance of an aggregate of up to 1,650,000 shares. During fiscal 2003, 2004 and 2005, shares issued under the ESPP totaled 158,978, 151,003 and 48,506 shares, respectively. As of June 30, 2005, 118,016 shares are reserved for issuance and there were 796,549 remaining shares available to purchase under this plan.

NOTE 11 Employee Savings Plan

In fiscal 1995, the Company established a savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 20% of their pre-tax compensation, but not more than Internal Revenue Code limitations. The Company, at the discretion of the Board of Directors, may match the employee contributions. No matching contributions were made in the years ended June 30, 2003, 2004 and 2005.

NOTE 12 Comprehensive Income (Loss)

Comprehensive income (loss) for the years ended June 30, 2003, 2004 and 2005 is as follows:

	Year ended June 30,		
	2003	2004	**2005**
Net income (loss)	$4,076	$4,802	**$(2,695)**
Unrealized marketable securities loss	(99)	—	**—**
Unrealized translation gain	391	332	**(329)**
Comprehensive income (loss), net of tax	$4,368	$5,134	**$(3,024)**

NOTE 13 Related Party Transactions

Since 1981 the Company has engaged, and plans to continue to engage, the law firm of Kramer Levin Naftalis & Frankel LLP to provide the Company with legal counsel. Mr. Kopelman, a member of Mobius's Board of Directors, is a partner of Kramer Levin. Fees paid to Kramer Levin during the years ended June 30, 2003, 2004 and 2005 were approximately $787,000, $1.0 million and $675,000, respectively.

NOTE 14 Lease Commitments

The Company has operating leases for its office facilities which expire on various dates through fiscal 2011 and provide for escalation and additional payments relating to operating expenses.

The following is a schedule of future minimum lease payments for operating leases as of June 30, 2005 (in thousands):

Year Ended:	Operating Leases
June 30, 2006	$ 2,683
June 30, 2007	2,272
June 30, 2008	2,182
June 30, 2009	1,905
June 30, 2010	1,670
Thereafter	127
Total minimum lease payments	$10,839

Rental expense for all operating leases was approximately $2.8 million, $2.8 million and $2.9 million for the years ended June 30, 2003, 2004 and 2005, respectively.

In compliance with the lease of the Company's corporate headquarters in Rye, NY, the landlord holds a letter of credit issued by a bank totaling $275,000, secured by a certificate of deposit.

NOTE 15 Segment and Geographic Information

The Company operates in one principal business segment across domestic and international markets. No foreign country accounted for more than 10% of revenue or 10% of identifiable assets in any of the periods presented.

	United States	International (a)	Eliminations	Total
Year Ended June 30, 2003:				
Revenue:				
From external customers (b)	$70,689	$11,967	$ —	$82,656
Between geographic areas (c)	3,323	—	(3,323)	—
Total revenue	$74,012	$11,967	$(3,323)	$82,656
Long-lived assets:	$20,202	$ 2,035	$ —	$22,237
Year Ended June 30, 2004:				
Revenue:				
From external customers (b)	$69,661	$18,427	$ —	$88,088
Between geographic areas (c)	5,241	—	(5,241)	—
Total revenue	$74,902	$18,427	$(5,241)	$88,088
Long-lived assets:	$28,880	$ 4,723	$ —	$33,603
Year Ended June 30, 2005:				
Revenue:				
From external customers (b)	**$58,505**	**$19,168**	**$ —**	**$77,673**
Between geographic areas (c)	**4,361**	**—**	**(4,361)**	**—**
Total revenue	**$62,866**	**$19,168**	**$(4,361)**	**$77,673**
Long-lived assets:	**$24,626**	**$ 6,987**	**$ —**	**$31,613**

(a) The Company operates wholly-owned subsidiaries in the United Kingdom, Canada, France, Germany, Italy, Sweden, the Netherlands, Switzerland, Australia and Japan. Includes international net agent sales (agent sales less agent commissions).

(b) Includes royalties paid to the Company and to its subsidiaries by agents. Royalties from agents are a percentage of the license and maintenance fees paid by customers to such agents.

(c) Represents transfer fees from international subsidiaries to Mobius Management Systems, Inc.

NOTE 16 Sale of INFOPAC-TapeSaver

In January 1999, the Company sold the INFOPAC-TapeSaver product to a third party for approximately $3.0 million payable over a five-year period. As a result of this arrangement, the Company was going to recognize $3.0 million of license revenues as the buyer made payments over a five-year period ended December 31, 2003. The buyer has been delinquent on these payments since June 2001 and, as such, no license revenue relating to this agreement was recognized in fiscal 2003, 2004 and 2005.

Mobius commenced arbitration proceedings against the buyer to enforce the payment terms in the sales agreement. On March 26, 2002, the arbitrator issued an award in Mobius's favor against the buyer and its president in the amount of $381,750, which represented the amount past due under such agreement. The arbitrator also directed the buyer and its president to pay Mobius $37,500 per month from March 31, 2002 through December 31, 2003 and to pay Mobius's share of the arbitration expenses. In April 2002, Mobius commenced an action against the buyer and its president in the United States District Court for the Southern District of New York to confirm the arbitration award. The Court entered an order confirming the award on September 23, 2002. The Company has docketed the judgment in California for the full amount of the debt due of approximately $1.2 million and is currently pursuing actions to enforce the judgment. During January 2005, the buyer's president filed for personal bankruptcy protection. In April 2005, the Company filed a complaint in the bankruptcy proceeding alleging that the buyer's president's debt to Mobius is not dischargeable in the bankruptcy proceeding. The buyer's president has answered the complaint, denying those allegations. To date, the Company has not recorded any amounts due in connection with the arbitration. As a result of the uncertainty of collection, any amounts ultimately recorded will be accounted for on the cash basis.

NOTE 17 Facilities Restructuring

In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a facilities restructuring charge of $1.4 million in fiscal 2002. The charge reflected estimated future lease obligations, net of estimated sublease income, for office space the Company will no longer utilize. The Company worked with an external real estate consultant to determine the best estimate for the accrual. During fiscal 2003, the Company entered into an agreement with the landlord and the over-tenant which released Mobius from all of its ongoing obligations under the original terms of the lease effective as of February 15, 2003. Accordingly, the Company recorded additional expenses of $78,000 associated with this new agreement in fiscal 2003.

In connection with the second sales office, the Company recorded a facilities restructuring charge of $116,000 in fiscal 2003, representing the estimated future lease obligations for office space that the Company was subleasing to a third party. The third party abandoned the space during fiscal 2003 and the Company believed that it was highly unlikely that it would be able to sublease this space for the remainder of the lease term.

The balance of the facilities restructuring accrual and the transactions for the fiscal years ended June 30, 2003, 2004 and 2005 are as follows (in thousands):

	Balance at beginning of period	Cash Payments	Other Adjustments	Balance at end of period
Year ended June 30, 2003:				
Rent and related facilities expense	$1,066	$ 194	$1,148*	$ 112
Other	328	—	328	—
Total	$1,394	$ 194	$1,476	$ 112
Year ended June 30, 2004:				
Rent and related facilities expenses	$ 112	$ 65	$ 41	$ 6
Year ended June 30, 2005:				
Rent and related facilities expenses	**$ 6**	**$ 6**	**$ —**	**$ —**

* Includes a cash payment of $647,000 in connection with the release described above.

NOTE 18 Cytura Asset Acquisition

On October 11, 2002 (the "Cytura Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology (the "Contenuity Software") and certain other assets of Cytura Corp. ("Cytura"), a privately held company, for an aggregate of approximately $2.2 million in cash, which was paid from the Company's existing cash balances. In addition, the Company assumed capital lease obligations of $36,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.5 million. The Contenuity Software provides a platform for Web site implementation and management, document and digital asset management and content publishing. Additionally, under the terms of the agreement, the Company was obligated to pay Cytura an additional $800,000 within 60 days of the first anniversary of the transaction if the average closing price of the Company's common stock for a 30-day period in the thirteen months following the Cytura Closing Date exceeded specified amounts set forth in the agreement. During the fiscal fourth quarter of 2003, the average closing price of the Company's common stock exceeded such specified amount. Accordingly, during the fourth quarter of fiscal 2003, the Company recorded incremental goodwill and a payable to Cytura of $800,000. Under the terms of a revised agreement with Cytura, the Company made the $800,000 payment to Cytura in January 2004.

NOTE 19 eManage Asset Acquisition

On April 26, 2004 (the "eManage Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology and certain other assets of eManage Inc. ("eManage"), a privately held company, for an aggregate of approximately $2.4 million in cash, which was paid from the Company's existing cash balances. In addition, the Company assumed liabilities of $111,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.7 million. eManage develops software solutions for e-mail archiving, records management and lifecycle management that enable organizations to manage corporate records at an enterprise level. In addition, under the terms of the agreement, Mobius may be obligated to pay eManage up to an additional $1.2 million if certain revenue and other operating targets are achieved as of the end of each quarter through June 30, 2005. During the fourth quarter of fiscal 2004, certain targets were met, and, accordingly, the Company recorded incremental goodwill and a payable to eManage of $340,000. During the fiscal second and fourth quarters of 2005, certain additional targets were met, and accordingly, the Company recorded incremental goodwill of $85,000 and $93,000, respectively, which was paid in the fiscal second quarter of 2005 and the fiscal first quarter of 2006, respectively.

NOTE 20 Goodwill and Other Intangible Assets

Intangible assets as of June 30, 2004 and 2005 were as follows (in thousands):

	June 30, 2004			June 30, 2005		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Completed technology	$1,780	$ 469	$1,311	**$1,780**	**$ 1,003**	**$ 777**
Customer relationships	277	15	262	**277**	**107**	**170**
Total	$2,057	$ 484	$1,573	**$2,057**	**$ 1,110**	**$ 947**

Aggregate amortization expense for intangible assets for the years ended June 30, 2003, 2004 and 2005 was $180,000, $304,000 and $626,000, respectively. Amortization expense for the years ended June 30, 2006 and 2007, for acquisitions completed through June 30, 2005, is estimated to be $626,000 and $321,000, respectively.

Changes in the carrying amount of goodwill for the years ended June 30, 2004 and 2005 were as follows (in thousands):

Balance as of June 30, 2003	$1,614
Goodwill acquired during the year	930
Effect of exchange rate changes and other	22
Balance as of June 30, 2004	2,566
Goodwill acquired during the year	**170**
Effect of exchange rate changes and other	**(3)**
Balance as of June 30, 2005	**$2,733**

Corporate Headquarters
Mobius Management Systems, Inc.
120 Old Post Road
Rye, New York 10580
914.921.7200

Annual Meeting
The annual meeting of shareholders will be held February 7, 2006 at 9 a.m. at Mobius Management Systems, Inc., 120 Old Post Road, Rye, New York 10580.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449 or
212.936.5100

Auditors
PricewaterhouseCoopers LLP
Stamford, Connecticut

General Counsel
Kramer Levin Naftalis & Frankel LLP
New York, New York

Investor Relations Counsel
Makovsky + Company
New York, New York

Form 10-K Report
Our annual report to the Securities and Exchange Commission (Form 10-K) can be obtained free of charge by addressing a request to David Gordon, Vice President, Finance and Treasurer, at the Company's corporate headquarters.

Stock Market and Dividend Information
Mobius's common stock has been quoted on the NASDAQ National Market under the symbol of MOBI since its initial public offering on April 27, 1998. According to the records of Mobius's transfer agent, Mobius had approximately 55 stockholders of record as of December 1, 2005. Because many shares are held by brokers and other institutions on behalf of stockholders, Mobius is unable to estimate the total number of stockholders represented by the record holders. The following table sets forth the high and low sales prices of Mobius's common stock on the NASDAQ National Market for the periods indicated.

Quarter ended:	High	Low
September 30, 2003	$8.98	$5.90
December 31, 2003	$16.90	$7.91
March 31, 2004	$14.73	$8.19
June 30, 2004	$10.00	$5.12
September 30, 2004	$9.68	$5.06
December 31, 2004	$9.19	$6.31
March 31, 2005	$7.85	$5.57
June 30, 2005	$7.00	$5.76

Mobius has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Mobius currently intends to retain future cash flows to fund the development and growth of its business. Payment of future dividends, if any, will be at the discretion of its Board of Directors after taking into account various factors, including Mobius's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Design: Mobius Management Systems, Inc.
Printing: Landmark Document Services

MOBIUS

Mobius Management Systems, Inc.
[illegible] Old Post Road • Rye, New York 10580
[illegible] 921.7200 • F: 914.921.1360
www.mobius.com